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Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

23 May 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules and/or Disclosure & Transparency Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

dlw 6/1

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

05 MAY TO 23 MAY 2007

348	08/05/2007 : 14:44:00	Smiths Group PLC - Holding(s) in Company
349	09/05/2007 : 17:59:00	Smiths Group PLC - Director/PDMR shareholding
350	16/05/2007 : 10:34:00	Smiths Group PLC - Additional Listing
351	16/05/2007 : 12:00:00	Smiths Group PLC - Doc re. Class 1 Circular
352	21/05/2007 : 16:24:00	Smiths Group PLC - Director/PDMR shareholding

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Free annual report

RECEIVED

2007 MAY 21 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	14:44 08-May-07
Number	2311W

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):______________	**No**
3. Full name of person(s) subject to notification obligation:	**Cater Allen International Limited**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**03/05/2007**
6. Date on which issuer notified:	**04/05/2007**
7. Threshold(s) that is/are crossed or reached:	**3%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0008182700	12,568,222	12,568,222	29,259,140	29,259,140		5.10%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
29,259,140	5.10%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	
15. Contact telephone name:	

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	17:59 09-May-07
Number	3436W

smiths

9 MAY 2007

SMITHS GROUP PLC

DTR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (iii)
3. Name of *person discharging managerial responsibilities/director*:
   MR DAVID PETER LILLYCROP
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: YES
   MRS K L LILLYCROP
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDINGS OF THE PERSONS NAMED IN 3 AND 4 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
   PERSONS NAMED IN 3 AND 4 ABOVE
8. State the nature of the transaction:
   SALES OF SHARES; AND
   TRANSFER OF 20,821 SHARES FROM MRS K L LILLYCROP TO MR D P LILLYCROP
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
    27,000 SHARES SOLD BY MR D P LILLYCROP
    3,233 SHARES SOLD BY MRS K L LILLYCROP
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.1%
13. Price per *share* or value of transaction: 1081p PER SHARE
14. Date and place of transaction:
    SALES OF SHARES 8 MAY 2007 LONDON
    TRANSFER OF SHARES 9 MAY 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    120,935 SHARES – 0.02%
16. Date issuer informed of transaction 8 AND 9 MAY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 9 MAY 2007

DTR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (ii)
3. Name of *person discharging managerial responsibilities/director*:
   MR JOHN LANGSTON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: YES
   MRS M P J LANGSTON
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDINGS OF THE PERSONS NAMED IN 3 AND 4 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
   PERSONS NAMED IN 3 AND 4 ABOVE
8. State the nature of the transaction:
   TRANSFER OF 84,467 SHARES FROM MRS M P J LANGSTON TO MR J LANGSTON
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: 9 MAY 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    169,236 SHARES – 0.03% (NOTE: TOTAL HOLDING IS UNCHANGED)
16. Date issuer informed of transaction 9 MAY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:

20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of *shares* or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 9 MAY 2007

END

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Regulatory Announcement

Go to market news section

Free annual report

RECEIVED

2007 MAY 31 A 9:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:34 16-May-07
Number	6879W

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 3,000,000 Ordinary shares of 25p each under The Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Doc re. Class 1 Circular
Released	12:00 16-May-07
Number	6918W

smiths

16 May 2007

Return of cash – posting of circular

Smiths Group plc ("Smiths" or the "Company") announces that it is posting a circular to its shareholders and convening an Extraordinary General Meeting, to be held on 11 June 2007, to obtain shareholder approval for the proposed return of £2.1 billion of cash to shareholders.

On 15 January 2007 the Company announced that it had signed an agreement for the sale of Smiths Aerospace to GE Aviation UK for a total cash consideration of US$4.8 billion and that, following completion of the sale, it proposed to return £2.1 billion to shareholders. On 4 May 2007, the Company announced the completion of the sale of Smiths Aerospace to GE Aviation UK. Smiths received in total approximately US$5.1 billion on completion, the excess over US$4.8 billion representing the net indebtedness owing by Smiths Aerospace at completion and the net effect of certain adjustments to the consideration under the terms of the sale agreement.

The return is being made using a B share scheme which gives certain UK tax resident shareholders a choice between receiving the cash in the form of income or capital and, so far as possible, gives those who choose capital a choice as to when the return is made. The return will be accompanied by a share consolidation to maintain comparability of earnings per share and other company data. Further details are set out below.

Highlights of the return of cash:

- Shareholders to receive 365 pence per existing ordinary share.
- Return to be implemented by way of a B share issue which provides UK tax resident shareholders with flexibility to elect to receive cash in the form of income or capital or a combination of the two.
- 2 for 3 share consolidation to seek to maintain comparability of share price, earnings per share and dividends per share.
- Extraordinary General Meeting to approve the proposed return of cash on 11 June 2007.
- Cheques expected to be dispatched to shareholders and CREST accounts credited on 28 June 2007.

Details of the return of cash:
Subject to shareholder approval and listing of both the B shares and the new ordinary shares arising on the share consolidation, shareholders will receive one B share for every existing ordinary share that they hold on 15 June 2007. Shareholders (other than those in the United States, Canada, Australia and New Zealand) will be able to elect between the following choices in respect of those B shares:

- To receive a single dividend of 365 pence per B share for some or all of their B shares. B shares in respect of which a shareholder has chosen to receive this single dividend payment will automatically be converted into deferred shares, which will have negligible value.
- To accept an offer by JPMorgan Cazenove Limited ("JPMorgan Cazenove") to sell some or all of their B shares to JPMorgan Cazenove (acting as principal) for 365 pence per B share, free of all dealing expenses and commissions, on 25 June 2007 (or such later date as the directors of the Company may decide). Further details of this offer are contained within the circular.
- To retain some or all of their B shares. It is currently expected that JPMorgan Cazenove, acting as principal, will make a final purchase offer to acquire any retained B shares for 365 pence per B share, free of all dealing expenses and commissions, on or around 17 April 2008, although there can be no guarantee that such an offer will be made.

The B shares will be admitted to trading on the London Stock Exchange's main market for listed securities and admitted to

the Official List of the UK Listing Authority and those which are retained will pay a dividend fixed at 75 per cent. of 12 month LIBOR per annum on 365 pence per B share. Shareholders who do not elect, or who are not eligible to elect, for any of the B share alternatives will receive the single dividend of 365 pence per B share on all of their B shares.

A share consolidation will be undertaken in conjunction with the return of cash. Existing ordinary shares will be subdivided and consolidated so that shareholders receive 2 new ordinary shares for every 3 existing ordinary shares held on 15 June 2007. The intention is that, subject to market movements, the share price of one new ordinary share immediately after listing should be approximately equal to the share price of one existing ordinary share immediately beforehand. The effect of the share consolidation will be to reduce the number of issued ordinary shares to reflect the return of 365 pence per ordinary share, but shareholders will own the same proportion of Smiths issued share capital immediately following the consolidation as they did previously (subject to fractional entitlements). The ratio used for the share consolidation has been set by reference to Smiths market capitalisation at close of business on 14 May 2007.

New ordinary shares will be traded on the London Stock Exchange in the same way as existing ordinary shares and will be equivalent to the existing ordinary shares in all material respects, including their dividend, voting and other rights.

Full details of the return of cash and share consolidation are contained in the circular.

Expected timetable of principal events

Latest time and date for receipt of forms of proxy for EGM	10.00 am on 9 June 2007
EGM	10.00 am on 11 June 2007
Record date for issue of B shares and share consolidation	5.00 pm on 15 June 2007
Commencement of dealings in new ordinary shares	8.00 am on 18 June 2007
Latest time for receipt of election forms for the B share choices	3.00 pm on 21 June 2007
Single B share dividend declared and JPMorgan Cazenove makes initial purchase offer	25 June 2007
Cheques dispatched and CREST accounts credited	28 June 2007

For further information:

Smiths 020 8458 3232
Investors Russell Plumley
Media Chris Fox

JPMorgan Cazenove 020 7588 2828
Edmund Byers
Matthew Lawrence

Credit Suisse Securities (Europe) Limited 020 7888 8888
James Leigh-Pemberton
Alex Phillips

Two copies of each of the documents listed below have been submitted to The Financial Services Authority and will be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Documents submitted:
Circular relating to the proposed return of cash to shareholders
Form of proxy
Election form for use by shareholders in respect of the initial repurchase offer and/or retention of B shares in relation to proposed return of cash to shareholders

JPMorgan Cazenove Limited is regulated in the United Kingdom for the conduct of investment business by the Financial Services Authority and is acting exclusively for Smiths and no-one else in connection with the return of cash and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for giving advice in relation to the return of cash.

Credit Suisse Securities (Europe) Limited ("Credit Suisse"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Smiths and no one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Smiths for providing the protections afforded to clients of Credit Suisse, or for providing advice in relation to these matters.

Shareholders in the United States, Canada, Australia and New Zealand will automatically receive the single B share dividend and the other alternatives are not being and will not be offered to shareholders in those jurisdictions.

END

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	16:24 21-May-07
Number	9759W

smiths

21 MAY 2007
SMITHS GROUP PLC
DTR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (iii)
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director.*
   MR JOHN LANGSTON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE AN OPTION GRANTED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them: N/A
8. State the nature of the transaction:
   GRANT OF AN SAYE SHARE OPTION UNDER THE SMITHS GROUP SHARESAVE SCHEME
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: N/A
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 18 MAY 2007
18. Period during which or date on which it can be exercised:
    1 AUGUST 2010 TO 1 FEBRUARY 2011
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number):
    ORDINARY SHARES – 1,088

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: 868p PER SHARE
22. Total number of *shares* or debentures over which options held following notification:
OPTIONS HELD OVER 116,419 SHARES
CONTINGENT AWARDS OVER 274,713 SHARES
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 21 MAY 2007

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (iii)
DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
MR DAVID PETER LILLYCROP
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
NOTIFICATION RE AN OPTION GRANTED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them: N/A
8 State the nature of the transaction:
GRANT OF AN SAYE SHARE OPTION UNDER THE SMITHS GROUP SHARESAVE SCHEME
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: N/A
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 18 MAY 2007
18. Period during which or date on which it can be exercised:
1 AUGUST 2012 TO 1 FEBRUARY 2013
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number):
ORDINARY SHARES – 1,131
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: 868p PER SHARE
22. Total number of *shares* or debentures over which options held following notification:
OPTIONS HELD OVER 143,085 SHARES
CONTINGENT AWARDS OVER 253,938 SHARES

23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 21 MAY 2007

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (i)
   DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director*:
   MR PAUL R COX
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE AN OPTION GRANTED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them: N/A
8 State the nature of the transaction:
   GRANT OF AN SAYE SHARE OPTION UNDER THE SMITHS GROUP SHARESAVE SCHEME
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: N/A
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 18 MAY 2007
18. Period during which or date on which it can be exercised:
    1 AUGUST 2010 TO 1 FEBRUARY 2011
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number):
    ORDINARY SHARES – 1,088
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: 868p PER SHARE
22. Total number of *shares* or debentures over which options held following notification:
    OPTION OVER 1,088 SHARES
    CONTINGENT AWARDS OVER 87,487 SHARES
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 21 MAY 2007

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (i)
   DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director.*
   MR SRINIVASAN SESHADRI
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE AN OPTION GRANTED TO THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them: N/A
8 State the nature of the transaction:
   GRANT OF AN SAYE SHARE OPTION UNDER THE SMITHS GROUP SHARESAVE SCHEME
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction: N/A
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): N/A
16. Date issuer informed of transaction N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: 18 MAY 2007
18. Period during which or date on which it can be exercised:
    1 AUGUST 2012 TO 1 FEBRUARY 2013
19. Total amount paid (if any) for grant of the option: NIL
20. Description of *shares* or debentures involved (*class* and number):
    ORDINARY SHARES – 1,886
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise: 868p PER SHARE
22. Total number of *shares* or debentures over which options held following notification:
    OPTION OVER 1,886 SHARES
    CONTINGENT AWARDS OVER 74,303 SHARES
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 21 MAY 2007

END

DOCUMENTS FILED WITH COMPANIES HOUSE

13 APRIL TO 23 MAY 2007

Form 288b (Resignation of a director)

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

DATACARE SOFTWARE GROUP

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of termination of appointment	0 4	0 5	2 0 0 7

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Dr *Honours etc: CBE

Please insert details as previously notified to Companies House.

Forename(s): JOHN

Surname: FERRIE

	Day	Month	Year
†Date of Birth	1 7	0 1	1 9 4 7

RECEIVED 2007 MAY 31 A 9:C OFFICE OF THE CORPORATE ...

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 4/5/07

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004

RECEIVED

2007 MAY 31 A 9:

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 1 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	39,000	42,100	5,451
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.5400	£6.6900	£7.5000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 396,219
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **396,219**

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed [signature] Date 24/5/07

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/HA/E16438 Tel: 01903 833208
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 2 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	18	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,091	88,250	5,570
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£7.6500	£7.7400	£7.9000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed DA **Date** 24/5/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/HA/E16438	Tel: 01903 833208
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	14,722	6,707	107,250
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£8.0600	£8.5850	£8.9650

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 24/5/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/HA/E16438	Tel: 01903 833208
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	80,000	5,078	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£9.010	£9.3400	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed D Ap... **Date** 24/5/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/HA/E16438	Tel: 01903 833208
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 MAY 31 A 9:45

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	21	05	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	7,000	2,109	7,500
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	774.00p	790.00p	806.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 23/05/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/JL/16449	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
21	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,945		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	858.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig: ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 18,554
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **18,554**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 23/05/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/JL/16449	Tel: 01903 833874
DX number	DX exchange

RECEIVED

2007 MAY 31 A 9:45

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	39,000	33,500	25,203
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.54	£6.69	£7.50

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 288,432
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **288,432**

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed Assistant [signature] Date 18/05/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/16283 Tel: 01903 833874
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 2 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,254	34,000	18,913
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£7.65	£7.74	£7.90

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 18/05/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/16283 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	36,500	14,475	42,750
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£8.06	£8.585	£8.965

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 18/05/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/16283 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number | 137013

Company name in full | SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	22,000	9,837	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£9.01	1026.66p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] **Date** 18/05/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/16283 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 MAY 31 A 9:

Return of Allotment of Shares

CHFPO83

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 1 of 6

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	24,594	340,000	24,594
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.2616	£6.54	£6.6123

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,124,860
Name Mrs Deborah Jane Davis Address 17 Whitehorn Drive, Prestbury Cheltenham, Gloucestershire GL52 5LL UK Postcode	Class of shares allotted Ordinary	Number allotted 1,209
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed [signature] Date 18/05/2007

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ARM/E16266 Tel: 01903 833208

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	359,800	21,733	19,237
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.69	£7.50	£7.65

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode EC2R 6DA	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 4

Signed [signature] Date 18/05/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ARM/E16266	Tel: 01903 833208
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	330,250	65,310	274,126
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£7.74	£7.90	£8.06

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed [signature] Date 18/05/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ARM/E16266	Tel: 01903 833208
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 4 of 6

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	29,512	20,359	344,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£8.4979	£8.585	£8.965

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] Date 18/05/2007

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/ARM/E16266 Tel: 01903 833208

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 5 of 6

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	200,171	11,805	11,393
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£9.01	£9.0723	£9.34

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 18/05/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ARM/E16266	Tel: 01903 833208
DX number	DX exchange

BOLD BLOCK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	49,185		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£10.2666		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode EC2R 6DA	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,126,069**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] Date 18/05/2007

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/ARM/E16266 Tel: 01903 833208

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 MAY 31 A 9:

CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day	Month	Year	To: Day	Month	Year
	01	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,750		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	901p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,750**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 03/05/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/E16035	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 MAY 31 A 9:

OFFICE OF INTERNATIONAL CORPORATE

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 1 of 3

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	136,000	121,750	31,982
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.00p	669.00p	765.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed Assistant [signature] Date 23/04/2007

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/E15796	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 3 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
19	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21,590		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	934.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 399,885
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **399,885**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed ____________ **Date** 23/04/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

'lease give the name, address, elephone number and, if available, a DX number and Exchange of the erson Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/E15796	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	32,175	31,598	24,790
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	790.00p	807.00p	858.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 23/04/2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/E15796	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number | 137013

Company name in full | SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	17	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	774p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

~~**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235**~~
For companies registered in Scotland **Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 7,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,500**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 19/04/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/SP/E15727	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

RECEIVED

2007 MAY 21 A 9:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	11	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,201		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr Peter Hodgson Address 8 Willowcroft, Quorn, Loughborough, Leicestershire Postcode LE12 8HQ	Class of shares allotted Ordinary	Number alloted 1,201
Name Address . Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **1,201**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 16/04/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 1 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
15	01	2007	16	01	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	114,500	108,500	44,881
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.00p	669.00p	750.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 442,778
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **442,778**

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] Date 18.01.2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/13755	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year
From	15	01	2007
To	16	01	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	35,015	35,485	40,903
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	765.00p	790.00p	807.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 18/01/2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/AL/13755	Tel: 01903 833874
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day* 15	*Month* 01	*Year* 2007	*Day* 16	*Month* 01	*Year* 2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	36,805	19,311	7,378
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	858.50p	934.00p	1026.66p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] [signature] **Date** 18/01/2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/AL/13755	Tel: 01903 833874
DX number	DX exchange

Return of Allotment of Share:

:HFPO83

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

;hares allotted (including bonus shares):

)ate or period during which hares were allotted *'f shares were allotted on one date nter that date in the "from" box.)*

	Day	Month	Year
From	23	05	2007
To			

:lass of shares *ɔrdinary or preference etc)*	Ordinary	Ordinary	Ordinary
lumber allotted	2,451	944	169
lominal value of each share	25p	25p	25p
.mount (if any) paid or due on each hare *(including any share premium)*	525.00p	704.00p	798.00p

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be eated as paid up

onsideration for which e shares were allotted *'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. Alan Joseph Devine	Class of shares allotted	Number alloted
Address	15 Cloverhill Park, Coleraine, County LondonDerry.	Ordinary	476
Postcode	BT51 3RF.		
Name	Mr. Kenneth T Hunter	Class of shares allotted	Number allotted
Address	36 The Roddens, Larne, County Antrim.	Ordinary	1,641
Postcode	BT40 1QH		
Name	Mr. Ameer Ibrahim	Class of shares allotted	Number allotted
Address	20 Inchkeith Road, Ballymena, County Antrim.	Ordinary	492
Postcode	BT42 4AR		
Name:	Mr. John Weir	Class of shares allotted	Number allotted
Address	199 Berwick Road, Belfast, County Antrim.	Ordinary	317
Postcode	BT14 8JP		
Name	Mr. Keith Yates	Class of shares allotted	Number allotted
Address	Tibblestone Lodge, Ashton Road, Beckford, Tewkesbury, Gloucestershire.	Ordinary	638
Postcode	GL20 7AU		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] Date 23/05/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Return of Allotment of Share:

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	25	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	509		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	525.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr. Paul Henry Capener Address 17 Oak Way, Stonehouse, Gloucestershire. Postcode GL10 2QJ.	Class of shares allotted Ordinary	Number alloted 509
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **509**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] Date 25.04.2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULES

13 APRIL TO 23 MAY 2007

Class 1 Circular and Notice of EGM	}	
Form of Proxy for EGM	}	Listing Rule LR 9.6.1
Election Form for initial repurchase offer and/or retention of B shares	}	

THIS DOCUMENT AND THE ACCOMPANYING FORM OF PROXY AND ELECTION FORM ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 immediately if you are resident in the UK or, if you reside elsewhere, another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred, or sell or otherwise transfer prior to 5.00 p.m. on 15 June 2007, your entire holding of Existing Ordinary Shares, please send this document, together with the accompanying separate letter in relation to Shareholder communication but not either of the personalised Form of Proxy or Election Form, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

JPMorgan Cazenove Limited, which is authorised and regulated in the UK by the Financial Services Authority, is acting for Smiths and no-one else in connection with the Return of Cash and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Return of Cash.

Credit Suisse Securities (Europe) Limited, which is authorised and regulated in the UK by the Financial Services Authority, is acting for Smiths and no-one else in connection with the Return of Cash and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of Credit Suisse or for providing advice in relation to the Return of Cash.

Applications will be made to the UK Listing Authority and the London Stock Exchange, respectively, for the New Ordinary Shares and the B Shares resulting from the proposed Capital Reorganisation to be admitted to the Daily Official List and to trading on the market for listed securities of the London Stock Exchange in place of the Existing Ordinary Shares. It is expected that dealings in the Existing Ordinary Shares will continue until 4.30 p.m. on 15 June 2007 and that Listing of the New Ordinary Shares and the B Shares will become effective and dealings in them will commence on the London Stock Exchange at 8.00 a.m. on 18 June 2007.

smiths

bringing technology to life

(Registered in England and Wales with company number 137013)

Proposed Return of Cash to Shareholders of 365 pence per Existing Ordinary Share,

by way of one B Share for each Existing Ordinary Share,

and a 2 for 3 Share Capital Consolidation and Notice of Extraordinary General Meeting

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Smiths which is set out on pages 3 to 6 of this document and which recommends that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

You should note that the Return of Cash is conditional upon, among other things, the approval by the Shareholders of resolution 1, which is to be proposed at the Extraordinary General Meeting.

A notice of the Extraordinary General Meeting of Smiths, to be held at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA, at 10.00 a.m. on 11 June 2007 is set out at the end of this document.

A Form of Proxy for use in connection with the resolutions to be proposed at the Extraordinary General Meeting is enclosed with this document. Whether or not you intend to be at the Extraordinary General Meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it, and return it as soon as possible, but in any event so as to be received by Lloyds TSB Registrars not later than 10.00 a.m. on 9 June 2007. If you do not use the reply-paid envelope provided, the Form of Proxy should be sent by post, or (during normal business hours only) by hand, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

Alternatively, you may wish to appoint a proxy and register your proxy vote electronically by visiting the web site www.sharevote.co.uk and completing and submitting the relevant forms by no later than 10.00 a.m. on 9 June 2007.

If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars (CREST participant ID 7RA01), so that it is received no later than 10.00 a.m. on 9 June 2007.

The return of a completed Form of Proxy will not prevent you from attending the Extraordinary General Meeting and voting in person if you so wish and are so entitled.

For a discussion of certain risk factors that should be considered in relation to Smiths Group and the B Shares, see "Risk Factors" in Part 7 of this document.

The attention of non-UK Shareholders is drawn to paragraph 7 of Part 4 of this document. Shareholders in the United States, Canada, Australia and New Zealand will automatically receive the Single B Share Dividend and the other alternatives are not being offered to Shareholders in those jurisdictions.

Table of contents

Part 1

Letter from the Chairman of Smiths Group plc

smiths

bringing technology to life

(Registered in England No. 137013)
Registered Office:
765 Finchley Road
London
NW11 8DS

16 May 2007

Dear Shareholder,

Proposed Return of Cash to Shareholders of 365 pence per Existing Ordinary Share

1 Introduction

On 15 January 2007, your Board announced that it had signed an agreement for the sale of Smiths Aerospace to GE Aviation UK for a total cash consideration of US$4.8 billion and that, following completion of the sale, the Board proposed to return £2.1 billion to Shareholders. On 4 May 2007, your Board announced that it had completed the sale of Smiths Aerospace to GE Aviation UK. Smiths received in total approximately US$5.1 billion on completion, the excess over US$4.8 billion representing the net indebtedness owing by Smiths Aerospace at completion and the net effect of certain adjustments to the consideration under the terms of the sale agreement. I am now writing to you to provide further details of the proposed Return of Cash and the related Share Capital Consolidation.

The Return of Cash is being made using a B share scheme, giving Shareholders a choice as to how they receive their proceeds from the Return of Cash and the timing of such return.

This document describes these choices and how to make them. Your approval is being sought for the proposed Return of Cash (as well as certain other matters described further below) at an Extraordinary General Meeting to be held at 10.00 a.m. on 11 June 2007. The Notice of the EGM is set out in Part 11 of this document.

JPMorgan Cazenove and Credit Suisse are acting as joint financial advisers and corporate brokers to Smiths in connection with the proposed Return of Cash to Shareholders.

Shareholders should read the whole of this document and not just rely on the summarised information set out in this letter.

2 Summary of the Proposals

The Board will be putting a resolution to effect the Proposals before the Shareholders at the EGM, to be held on 11 June 2007. The resolution provides for the creation and issue to Shareholders of the B Shares, fully paid; the subdivision and consolidation of the Company's Existing Ordinary Shares into New Ordinary Shares; the authorisation for the repurchase of B Shares by the Company from JPMorgan Cazenove; and amendment of the Articles of Association. Resolutions authorising the Company to make market purchases of New Ordinary Shares and enabling the Company to use website communications to send or supply documents or information to Shareholders (as further described in paragraph 6 below), are also set out in the Notice of EGM. Further explanations of all the resolutions to be put before Shareholders at the EGM are set out in paragraph 13 of Part 4 of this document.

The purpose of the Proposals is to:

(a) return approximately £2.1 billion to Shareholders;

(b) give Shareholders a choice of receiving this money by way of income or capital; and

(c) reduce the number of Ordinary Shares in issue so that, subject to normal market movements, the share price of one New Ordinary Share immediately after Listing should be approximately equal to the share price of one Existing Ordinary Share immediately prior to the cessation of dealings in Existing Ordinary Shares.

Your Board believes that these Proposals are the most suitable method of returning cash to Shareholders, giving them the choice of receiving 365 pence per Existing Ordinary Share as either income or capital or a combination of both. Based upon the number of shares currently in issue, the return of 365 pence per Existing Ordinary Share will amount to £2,103,872,038 in aggregate.

3 The Return of Cash

Under the Return of Cash, Shareholders will receive:

1 B Share for every 1 Existing Ordinary Share held on the Record Date; and

2 New Ordinary Shares for every 3 Existing Ordinary Shares held on the Record Date

The main features of the B Shares, and the choices available to Shareholders, are summarised in paragraph 4 below.

Based on the closing middle market price of 1094 pence per Existing Ordinary Share on 14 May 2007 (the latest practicable date prior to the posting of this document), the proposed Return of Cash to Shareholders represents approximately 33.4 per cent. of Smiths' market capitalisation at that date.

Under the Share Capital Consolidation, the Existing Ordinary Shares will be replaced by the New Ordinary Shares so as to reduce the number of shares in issue by approximately the same percentage as the Return of Cash bears to the market capitalisation of the Company as at 14 May 2007. This will make the market price and other Company data, such as earnings and dividends per share, comparable before and after the Return of Cash.

New Ordinary Shares will be traded on the London Stock Exchange in the same way as Existing Ordinary Shares and will be equivalent in all material respects to the Existing Ordinary Shares, including their dividend, voting and other rights. New Ordinary Share certificates will be issued following the Capital Reorganisation.

Further details of the Share Capital Consolidation are set out in Part 4 of this document.

4 The B Share Alternatives

You will have the following alternatives in relation to your B Shares, although Shareholders resident in any of the Restricted Territories will automatically receive Alternative 1 (Single B Share Dividend).

Shareholders should read Part 8 of this document (United Kingdom taxation in relation to the Return of Cash), since the three alternatives will have different UK tax consequences.

Shareholders who are in any doubt as to their tax position, or who are subject to tax in a jurisdiction other than the United Kingdom, should consult an appropriate professional adviser.

Alternative 1: Single B Share Dividend

If you choose this alternative in respect of some or all of your B Shares, you will receive a single dividend of 365 pence per B Share in respect of those B Shares, following which those B Shares will be converted into Deferred Shares. The Deferred Shares will not be listed, will carry extremely limited rights and will have

negligible value. Deferred Shares may be purchased by the Company for an aggregate consideration of one penny and it is currently expected that they will be purchased by the Company on or around 28 June 2007.

The Directors have been advised that the Single B Share Dividend of 365 pence per B Share will generally be treated as income for UK tax purposes.

Alternative 2: Initial Purchase Offer

If you choose this alternative in respect of some or all of your B Shares, JPMorgan Cazenove will, acting as principal, offer to buy those B Shares on 25 June 2007 (or such later date as the Directors may decide) for 365 pence per B Share, free of all dealing expenses and commissions.

The Directors have been advised that the payment by JPMorgan Cazenove of 365 pence for each B Share pursuant to the Initial Purchase Offer will generally be treated as capital for UK tax purposes.

The detailed terms of the Initial Purchase Offer, and the conditions to it being made, are described in paragraphs 4 and 5 of Part 4 and paragraph 10 of Part 9.

Alternative 3: Retention of B Shares

If you choose this alternative in respect of some or all of your B Shares, you will retain those B Shares and be entitled to receive the B Share Continuing Dividend at the rate of 75 per cent. of 12 month LIBOR per annum. The B Share Continuing Dividend will be payable in arrear on 16 April in each year (or such later date as the Directors may determine). The tax treatment of the B Share Continuing Dividend will be the same as that of any other dividend paid by the Company.

It is currently expected that JPMorgan Cazenove will make a Final Purchase Offer to acquire any retained B Shares, acting as principal, at 365 pence per B Share, free of all dealing expenses and commissions, on or around 17 April 2008, although there is no guarantee that such an offer will be made. After 30 April 2008, the Company will have the power to purchase any outstanding B Shares, or convert them into New Ordinary Shares, although there is no guarantee that the Company will use either of these powers.

Although the B Shares will be listed, it is highly unlikely that an active market for them will develop or, if developed, be sustained.

The Directors have been advised that any payment by JPMorgan Cazenove for each B Share purchased pursuant to a Final Purchase Offer will generally be treated as capital for UK tax purposes.

If you do not properly complete and return your Election Form, or if you are a CREST holder and you do not send a valid TTE instruction, you will be deemed to have elected for Alternative 1: Single B Share Dividend.

Alternative 2 (Initial Purchase Offer) and Alternative 3 (Retention of B Shares) are not being offered to shareholders in any of the Restricted Territories. The attention of non-United Kingdom Shareholders generally is drawn to paragraph 7 of Part 4 of this document.

Details of how to complete and return your Election Form are set out in Part 3 of this document.

Further information on each of the B Share Alternatives is set out in Part 4 of this document.

5 Proposed amendments to the Articles of Association

A number of consequential amendments to the Articles of Association are required in order to implement the Return of Cash. Amendments setting out the rights and restrictions attaching to the B Shares and the Deferred Shares are set out in Parts 5 and 6 of this document.

6 Other matters for which Shareholder approval is being sought

The resolutions to be put before the Shareholders at the EGM will also include a resolution authorising the Company to make market purchases of New Ordinary Shares, in substitution for the current authority which relates to the Existing Ordinary Shares.

A resolution will also be proposed at the EGM to enable the Company to take advantage of the new provisions of the Companies Act 2006, and the Disclosure and Transparency Rules, which allow website communications to shareholders. The main advantages of website communications are the faster access to important information about the Company it affords to Shareholders and the environmental and cost saving benefits of reducing the number of printed documents required to be distributed to Shareholders. A separate letter is enclosed with this document which sets out the options you will have as to how you receive formal shareholder information from the Company in the future, subject to the passing of this resolution, and a separate election form in relation to Shareholder communication is attached to the Form of Proxy. Please read both documents carefully.

7 Key dates

A detailed timetable is set out in Part 2 of this document. However, there are three key dates in respect of the Return of Cash:

EGM	11 June 2007
Latest time for receipt of Election Forms or TTE instructions in relation to the B Share Alternatives	3.00 p.m. on 21 June 2007
Despatch of share certificates, sale advices and cheques, and CREST accounts credited in respect of the Single B Share Dividend and/or the B Shares purchased under the Initial Purchase Offer	28 June 2007

8 Shareholder helpline

If you have any queries in relation to the Election Form or Form of Proxy, including the separate election form in relation to Shareholder communication, you may call the Shareholder helpline on 0870 240 7974 (or +44 1903 276338 if calling from outside the UK) between 8.30 a.m. and 5.30 p.m. on any Business Day. **Please note that the Shareholder helpline will not provide advice on the merits of the Return of Cash or give any financial or tax advice.**

9 Recommendation

Your Board is of the opinion that the Return of Cash and the resolutions to be proposed at the EGM are in the best interests of Shareholders as a whole. Accordingly, the Board unanimously recommends that you vote in favour of such resolutions, as the Directors intend to do in respect of their own beneficial holdings amounting in aggregate to 907,269 Existing Ordinary Shares, representing approximately 0.16 per cent. of the current issued share capital of Smiths.

Yours faithfully,

Donald Brydon
Chairman

Part 2

Expected timetable of principal events

	2007
Latest time and date for receipt of Form of Proxy for Extraordinary General Meeting	10.00 a.m. on 9 June
Extraordinary General Meeting	10.00 a.m. on 11 June
Latest time and date for dealings in Existing Ordinary Shares	4.30 p.m. on 15 June
Record Date for the Capital Reorganisation. Existing Ordinary Share register closed and Existing Ordinary Shares disabled in CREST	5.00 p.m. on 15 June
New Ordinary Shares and B Shares admitted to the Daily Official List and admitted to trading on the London Stock Exchange's main market for listed securities	8.00 a.m. on 18 June
Dealings in the New Ordinary Shares and B Shares commence and enablement in CREST. New Ordinary Shares and B Shares entered into CREST	8.00 a.m. on 18 June
Latest time for receipt of Election Forms and TTE instructions from CREST holders in relation to the B Share Alternatives	3.00 p.m. on 21 June
B Share Record Date	4.30 p.m. on 21 June
Single B Share Dividend declared and B Shares in respect of which the Single B Share Dividend is payable convert into Deferred Shares	25 June
JPMorgan Cazenove makes the Initial Purchase Offer by means of an announcement on the Regulatory News Service of the London Stock Exchange	25 June
Despatch of certificates for New Ordinary Shares and any retained B Shares, sale advices, cheques in respect of the Single B Share Dividend and/or B Shares purchased under the Initial Purchase Offer, as appropriate, and cheques for fractional entitlements, and CREST accounts credited	28 June

Notes:

References to time in this document are to London time.

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.

All events in the above timetable following the EGM are conditional on the approval by Shareholders of the first resolution proposed. All events in the above timetable following Listing are conditional upon Listing.

Part 3

Completing your Election Form

Your Election Form is enclosed with this document. Shareholders electing through CREST should not complete an Election Form but instead should refer to paragraph 9 of Part 9 of this document.

Shareholders wishing to receive the Single B Share Dividend on all of their B Shares should NOT complete or return the Election Form. The Single B Share Dividend will be paid automatically on all B Shares in respect of which the Shareholder has not elected for the other alternatives. Shareholders resident in any of the Restricted Territories will automatically receive the Single B Share Dividend.

The following instructions set out what you should do when completing your Election Form. Any decisions you reach should be based on the information contained in this document.

References to Boxes refer to the boxes indicated on the Election Form.

SHAREHOLDERS AND SHAREHOLDINGS

Name(s) of Shareholder(s)

Box 1A of the Election Form shows the name of the Shareholder, or names of joint Shareholders, by whom an election in respect of B Shares may be made. When the Election Form is completed the Shareholder, or all joint Shareholders, need to sign the Election Form (in Box 4). The signatures of all Shareholders who are individuals need to be witnessed (the witness must be over 18 years of age and cannot be the Shareholder or one of the joint Shareholders, although one person could separately witness the signature of each of the joint Shareholders).

Number of shares held

Box 1B shows the number of Existing Ordinary Shares held as at 14 May 2007. If you do not buy, sell or transfer any Existing Ordinary Shares between 14 May 2007 and 15 June 2007 or buy, sell or transfer any B Shares between 18 June 2007 and 21 June 2007, then this number will also be the number of B Shares that you will hold at the B Share Record Date and in respect of which you may make an election. If you do buy, sell or transfer any Existing Ordinary Shares or B Shares you should take care to ensure that your election is in respect of the number of B Shares that will be registered in your name(s) on the B Share Record Date.

TO CHOOSE ONE ALTERNATIVE FOR ALL OF YOUR B SHARES:

To choose Alternative 1 (**Single B Share Dividend**) for all of your B Shares you need take no further action. You should not complete and return the Election Form. Shareholders who do not return the Election Form will automatically receive the Single B Share Dividend on all of their B Shares. Shareholders resident in any of the Restricted Territories should not complete or return the Election Form, as they will automatically receive the Single B Share Dividend in any event.

To choose Alternative 2 (**Initial Purchase Offer**) for all of your B Shares you should write ALL in Box 2.

To choose Alternative 3 (**Retention of B Shares**) for all of your B Shares you should write ALL in Box 3.

TO SPLIT YOUR B SHARES BETWEEN MORE THAN ONE ALTERNATIVE:

To split your B Shares between Alternatives 1 and 2:

Enter, in numbers, the number of B Shares you wish to be subject to the Initial Purchase Offer in Box 2 and leave Box 3 blank. The balance of your holding will receive Alternative 1 (Single B Share Dividend).

To split your B Shares between Alternatives 1 and 3:

Enter, in numbers, the number of B Shares you wish to retain in Box 3 and leave Box 2 blank. The balance of your holding will receive Alternative 1 (Single B Share Dividend).

To split your B Shares between Alternatives 2 and 3:

Enter, in numbers, the number of B Shares you wish to be subject to the Initial Purchase Offer in Box 2 and write the word BALANCE in Box 3.

To split your B Shares between Alternatives 1, 2 and 3:

Enter, in numbers, the number of B Shares you wish to be subject to the Initial Purchase Offer in Box 2 and the number of B Shares you wish to retain in Box 3. The balance of your holding will receive Alternative 1 (Single B Share Dividend).

The following instructions set out default positions where Election Forms are incorrectly completed:

If you enter a number in Box 2 that is greater than your shareholding on the B Share Record Date, your election in respect of Alternative 2 (Initial Purchase Offer) will be reduced to your actual holding.

If you leave Box 2 blank and enter a number in Box 3 that is greater than your shareholding on the B Share Record Date, your election in respect of Alternative 3 (Retention of B Shares) will be reduced to your actual holding.

If you have chosen to split your election between Alternatives 2 and 3 and the total of B Shares entered in Boxes 2 and 3 is greater than your shareholding on the B Share Record Date, your election in respect of Alternative 2 (Initial Purchase Offer) will be fulfilled first and, if this does not exceed your actual holding, your election in respect of Alternative 3 (Retention of B Shares) will be reduced to the balance of your actual holding.

If you choose Alternative 2 (Initial Purchase Offer) for your entire holding by entering ALL in Box 2, anything entered in Box 3 will be disregarded.

If you choose Alternative 3 (Retention of B Shares) for your entire holding by entering ALL in Box 3, anything entered in Box 2 will be disregarded (unless you have also entered ALL in Box 2, in which case the word ALL entered in Box 3 will be disregarded).

If you do not validly complete and return the Election Form, you will be deemed to have elected to receive the Single B Share Dividend on all the B Shares registered in your name on the B Share Record Date. Shareholders resident in any of the Restricted Territories will automatically receive the Single B Share Dividend.

The Directors jointly with JPMorgan Cazenove may, if they so determine in their absolute discretion, accept an Election Form which is received after the relevant time or which is not correctly completed.

Final instructions on completing your Election Form:

Once completed, signed and witnessed the Election Form should be returned in the reply-paid envelope provided. No stamps will be needed if posted in the UK. To be valid, Election Forms must be returned by 3.00 p.m. on 21 June 2007. If you do not use the envelope provided, the Election Form should be sent to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX (postage will be payable).

If you need assistance in completing the Election Form or have any queries relating to it, you should telephone the Shareholder helpline on 0870 240 7974 (or +44 1903 276338 if calling from outside the UK) between 8.30 a.m. and 5.30 p.m. on any Business Day. Please note that the Shareholder helpline will not provide advice on the merits of the Return of Cash or give any financial or tax advice.

Part 4

Details of the Return of Cash

1 Return of Cash

The Return of Cash consists of the Capital Reorganisation (see paragraph 2 below) and the B Share Alternatives (see paragraphs 3, 4 and 5 below).

Conditions to the implementation of the Return of Cash

The Return of Cash is conditional on:

(i) the approval by Shareholders of resolution 1 to be proposed at the EGM; and

(ii) Listing.

If these conditions are not satisfied by 8.00 a.m. on 18 June 2007 or such later time and/or date as the Directors may determine, no New Ordinary Shares or B Shares will be created and the Return of Cash will not take effect. The making of the Initial Purchase Offer is also subject to certain conditions, as described in paragraph 10 of Part 9.

2 Capital Reorganisation

Allotment of B Shares and admission to the Daily Official List

It is proposed to capitalise a sum not exceeding £6 million standing to the credit of the Company's share premium account which will be applied in paying up in full up to 600 million B Shares, to be allotted to Shareholders on the basis of one B Share for each Existing Ordinary Share held at the Record Date.

The B Shares will carry the right to the Single B Share Dividend and a preferential right to participate in the capital of the Company on winding-up and have limited voting rights, as more fully set out in Part 5 of this document.

Holders of Existing Ordinary Shares whose holdings are registered in CREST will automatically have any B Shares credited to their CREST account.

Application will be made for the B Shares to be admitted to the Daily Official List and to trading on the London Stock Exchange's main market for listed securities, with admission expected to take place and dealings expected to commence on 18 June 2007. The Company will apply for the B Shares to be admitted to CREST with effect from Listing so that general market transactions in the B Shares may be settled within the CREST system.

Share Capital Consolidation

The Existing Ordinary Shares will be subdivided and consolidated so that Shareholders will receive two New Ordinary Shares for every three Existing Ordinary Shares they own at 5.00 p.m. on 15 June 2007. The intention is that, subject to normal market movements, the share price of one New Ordinary Share immediately after Listing should be approximately equal to the share price of one Existing Ordinary Share immediately beforehand. The ratio used for the Share Capital Consolidation has been set by reference to the closing middle market price of 1094 pence per Existing Ordinary Share on 14 May 2007 (the latest practicable date prior to the posting of this document). The effect of this will be to reduce the number of issued ordinary shares to reflect the return of 365 pence per B Share to Shareholders, but Shareholders will own the same proportion of Smiths as they did previously, subject to fractional entitlements.

To effect the Share Capital Consolidation, it may be necessary to issue a small number of Existing Ordinary Shares so that a whole number of issued New Ordinary Shares is created.

The Share Capital Consolidation will take place immediately after the allotment of the B Shares.

New Ordinary Shares will be traded on the London Stock Exchange in the same way as Existing Ordinary Shares and will be equivalent in all material respects to the Existing Ordinary Shares, including their dividend, voting and other rights. New Ordinary Share certificates will be issued following the Capital Reorganisation.

Holders of Existing Ordinary Shares whose holdings are registered in CREST will automatically have any New Ordinary Shares credited to their CREST account.

Application will be made for the New Ordinary Shares to be admitted to the Daily Official List and to trading on the London Stock Exchange's main market for listed securities, with admission expected to take place and dealings expected to commence on 18 June 2007. The Company will apply for the New Ordinary Shares to be admitted to CREST with effect from Listing so that general market transactions in the New Ordinary Shares may be settled within the CREST system.

Fractional entitlements to New Ordinary Shares

Unless a holding of Existing Ordinary Shares is exactly divisible by three, a Shareholder will have a fractional entitlement to a New Ordinary Share following the Share Capital Consolidation. So, for example, a Shareholder having 100 Existing Ordinary Shares would, after the Share Capital Consolidation, be entitled to 66 New Ordinary Shares and a fractional entitlement to two-thirds of a New Ordinary Share.

These fractional entitlements of all Shareholders will be aggregated and sold in the market on their behalf. The proceeds of sale will be distributed *pro rata* to the relevant Shareholders. Cheques in respect of the proceeds of sale are expected to be despatched to relevant Shareholders or CREST accounts credited with the proceeds, as appropriate, together with certificates for New Ordinary Shares and B Shares, where applicable, on 28 June 2007.

Should the cash consideration for your fractional entitlement be less than £1, you will not receive a cheque in respect of that entitlement; rather, the proceeds will be retained by the Company and donated to a charity of the Company's choice.

3 Single B Share Dividend

Shareholders may elect to receive a Single B Share Dividend of 365 pence per B Share in respect of all or some of their B Shares. Shareholders that are resident in any of the Restricted Territories will automatically receive the Single B Share Dividend in respect of all their B Shares.

To receive the Single B Share Dividend in respect of all of your B Shares you need take no further action and do not need to return your Election Form. To elect for the Single B Share Dividend in respect of some of your B Shares you should follow the instructions in Part 3 of this document.

Following payment of the Single B Share Dividend, those B Shares on which the Single B Share Dividend has been paid will be converted into Deferred Shares, with the Shareholder receiving one Deferred Share for each such B Share. The Deferred Shares will not be listed and will carry extremely limited rights as more fully described in Part 6 of this document and will have negligible value.

The Company may purchase all Deferred Shares then in issue at any time for an aggregate consideration of one penny. If the Company purchases the Deferred Shares, this will be treated as a disposal of the Deferred Shares by Shareholders. It is currently expected that all Deferred Shares will be purchased by the Company on or around 28 June 2007.

Shareholders should carefully read Part 8 'United Kingdom taxation in relation to the Return of Cash' of this document, including, in particular, paragraph 2, before deciding whether to elect for the Single B Share Dividend.

It is expected that Shareholders receiving the Single B Share Dividend will be sent cheques or their CREST accounts credited in respect of such Single B Share Dividend on 28 June 2007 (or such later date as the Directors may determine). No share certificates will be issued in respect of the B Shares on which the Single B Share Dividend is paid nor in respect of the Deferred Shares.

4 Purchase Offers

Shareholders (other than those resident in any of the Restricted Territories) may elect to have all or some of their B Shares purchased under the Initial Purchase Offer and/or to retain all or some of their B Shares. A Final Purchase Offer is expected to be made in respect of retained B Shares on or around 17 April 2008 although there is no guarantee that such an offer will be made.

Following completion of any Purchase Offer, JPMorgan Cazenove will have the right to require the Company to purchase from JPMorgan Cazenove, at 365 pence per B Share, those B Shares purchased from Shareholders pursuant to any Purchase Offer. Any B Shares purchased by the Company from JPMorgan Cazenove will be cancelled and will not be held as treasury shares.

Initial Purchase Offer

Under the Initial Purchase Offer, Shareholders (other than those resident in any Restricted Territories) may elect to have all or some of their B Shares purchased by JPMorgan Cazenove, acting as principal, on 25 June 2007, at 365 pence per B Share, free of all dealing expenses and commissions. The Initial Purchase Offer is conditional upon the satisfaction or (where applicable) waiver by JPMorgan Cazenove of certain conditions, including those set out in paragraph 1 of this Part 4 and paragraph 10 of Part 9. The Initial Purchase Offer may be withdrawn or terminated if any of these conditions is not satisfied by 6.00 p.m. on 22 June 2007. The Initial Purchase Offer may also be extended at any time or from time to time (without any obligation to do so, other than as may be required under applicable law). Any proposed extension, withdrawal or termination of the Initial Purchase Offer will be publicly announced no later than 9.00 a.m. on the Business Day following the occurrence of the event giving rise to the withdrawal, termination or extension. Shareholders should also read paragraph 10 of Part 9 which sets out further details of the Initial Purchase Offer.

To elect for the Initial Purchase Offer in respect of all or some of your B Shares you should complete Box 2, in accordance with the instructions in Part 3 of this document, and sign Box 4 on your Election Form unless your holding of B Shares is registered in CREST, in which case please see paragraph 9 of Part 9 of this document.

Shareholders should carefully read Part 8 'United Kingdom taxation in relation to the Return of Cash' of this document, including, in particular, paragraphs 3 and 5, before deciding whether to elect for the Initial Purchase Offer.

It is expected that Shareholders whose B Shares are purchased under the Initial Purchase Offer will be sent cheques and sale advices in respect of such purchase on 28 June 2007 (or such later date as the Directors may determine). No share certificates will be issued in respect of B Shares that are purchased under the Initial Purchase Offer.

Retention of B Shares

Shareholders (other than those resident in any of the Restricted Territories) may elect to retain all or some of their B Shares and will be entitled to receive a non-cumulative preferential dividend (on a notional value of 365 pence per B Share), at a rate of 75 per cent. of 12 month LIBOR per annum, in respect of those B Shares they elect to retain. This B Share Continuing Dividend will be payable in arrear on 16 April in each year (or such later date as the Directors may determine).

It is currently expected that JPMorgan Cazenove will make a Final Purchase Offer to acquire those B Shares, acting as principal, at 365 pence per B Share, free of all dealing expenses and commissions, on or around 17 April 2008, although there is no guarantee that such an offer will be made.

To elect to retain all or some of your B Shares you should complete Box 3, in accordance with the instructions in Part 3 of this document, and sign Box 4 on your Election Form, unless your holding of B Shares is registered in CREST, in which case please see paragraph 9 of Part 9 of this document.

Shareholders should carefully read Part 8 'United Kingdom taxation in relation to the Return of Cash' of this document, including, in particular, paragraphs 4 and 5, before deciding whether to retain any of their B Shares.

In the event that any B Shares remain in issue after 30 April 2008, the Company will have the power to purchase those outstanding B Shares for 365 pence per B Share or to convert them into New Ordinary Shares, although there is no guarantee that the Company will use either of these powers.

Although the B Shares will be listed, it is highly unlikely that an active market for them will develop or, if developed, be sustained.

5 Terms of the Initial Purchase Offer

The following terms will apply to the Initial Purchase Offer:

(i) no contract with JPMorgan Cazenove will arise in relation to the sale and purchase of any B Shares, or under which JPMorgan Cazenove may (subject to conditions or otherwise) become entitled or obliged to purchase any B Shares, under the Initial Purchase Offer until JPMorgan Cazenove makes the Initial Purchase Offer, which is expected to be by way of an announcement through the Regulatory News Service of the London Stock Exchange on 25 June 2007, at which point such offer shall be deemed to be accepted by Shareholders in respect of the B Shares elected to the Initial Purchase Offer;

(ii) execution by or on behalf of a Shareholder of an Election Form will irrevocably appoint JPMorgan Cazenove or any director of JPMorgan Cazenove for the time being as attorney for the Shareholder with authority on that Shareholder's behalf and in his or their name, to exercise all rights, powers and privileges attached to the B Shares or otherwise capable of being exercised by that Shareholder in order to give effect to his election and to do all acts and things and to execute all such deeds and other documents as such attorney shall consider necessary to give effect to that Shareholder's election;

(iii) the Election Form, the giving of a TTE instruction and all contracts resulting therefrom will be governed by and construed in accordance with English law. Execution by or on behalf of a Shareholder of an Election Form or the giving of a TTE instruction constitutes that Shareholder's submission, in relation to all matters arising out of or in connection with such form or instruction and the exercise of the powers of the attorney or agent appointed thereunder, to the exclusive jurisdiction of the English courts;

(iv) upon execution of the Election Form or the giving of a TTE instruction, the Shareholder represents and warrants that such Shareholder has full power and authority to tender, sell, assign and transfer the B Shares in relation to which that Shareholder has accepted the Initial Purchase Offer under that Election Form or TTE instruction and that JPMorgan Cazenove will acquire such B Shares free and clear from all liens, charges, restrictions, claims, equitable interests and encumbrances. In addition, by execution of the Election Form or the giving of a TTE instruction which includes an election to participate in the Initial Purchase Offer, the Shareholder (i) agrees that he or she will do all other things and execute any additional documents which may be necessary or, in the opinion of JPMorgan Cazenove, desirable to effect the purchase of such B Shares by JPMorgan Cazenove and/or to perfect any of the authorities expressed to be given under the Election Form; and (ii) acknowledges that JPMorgan Cazenove shall not have any liability whatsoever to such Shareholder in respect of acts done or omitted to be done by it on behalf of such Shareholder in connection with the instructions given to it by such Shareholder pursuant to the Election Form, TTE instruction or otherwise in relation to the Initial Purchase Offer;

(v) each Shareholder who is resident in, or a citizen or national of, a jurisdiction outside the United Kingdom by whom, or on whose behalf, an Election Form is executed or TTE instruction is given irrevocably represents, warrants, undertakes and agrees to and with the Company and JPMorgan Cazenove that such Shareholder has observed the laws of all relevant territories, obtained any requisite governmental or other consents, complied with all requisite formalities and paid any issue, transfer or other taxes due from such Shareholder in connection with any receipt or transfer of B Shares or election for any of the B Share Alternatives in any territory and such Shareholder has not taken or omitted to take any action which may result in the Company, JPMorgan Cazenove or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the Return

of Cash or such Shareholder's receipt or transfer of B Shares or election for any of the B Share Alternatives;

(vi) upon execution of the Election Form or the giving of a TTE instruction which includes an election to participate in the Initial Purchase Offer, the Shareholder represents and warrants that such Shareholder does not have its registered address in a Restricted Territory and is not a resident, or citizen or national of a Restricted Territory or, in respect of the B Shares to which that election relates, a trustee, custodian or nominee holding B Shares on behalf of any such person;

(vii) no authority conferred by or agreed to by execution of the Election Form or the giving of a TTE instruction shall be affected by, and all such authority shall survive, the death or incapacity of the Shareholder executing such form or instruction. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assigns of such Shareholder;

(viii) JPMorgan Cazenove may assign to any member of the JPMorgan Cazenove Group or to the Company any covenants, representations and warranties in respect of the B Shares purchased or agreed to be purchased by it; and

(ix) the Directors jointly with JPMorgan Cazenove may, if they so determine in their absolute discretion, accept an Election Form or TTE instruction which is received after the relevant time or which is not correctly completed.

6 Withdrawal rights

Shareholders should note that any election relating to the B Share Alternatives may be withdrawn by the relevant Shareholder(s) at any time prior to the end of the Election Period. If an election is validly withdrawn, the relevant Shareholder(s) may make a new election during the Election Period, but if a valid election is not made by the end of the Election Period, the relevant Shareholder(s) will be deemed to have elected for the Single B Share Dividend in respect of all their B Shares. After the end of the Election Period, all elections will be irrevocable. If the Election Period is extended, withdrawal rights will be correspondingly extended. If there is a delay in accepting for payment or paying for B Shares, or if it is not possible to accept for payment or pay for B Shares as provided, for any reason, then, without prejudice to the rights of the Company and JPMorgan Cazenove under the Return of Cash, Lloyds TSB Registrars and JPMorgan Cazenove will retain all B Shares tendered, and such B Shares and any elections may not be withdrawn.

Shareholders wishing to withdraw their election, whether their B Shares are held in CREST or otherwise, must firstly telephone the Shareholder helpline for further information by calling 0870 240 7974 (or +44 1903 276338 if calling from outside the UK) between 8.30 a.m. and 5.30 p.m. on any Business Day and, if wishing to re-elect in respect of the B Share Alternatives, request a replacement Election Form or receive instructions on how to re-elect through CREST.

For a withdrawal of B Shares and any election to be effective, whether those B Shares are held in CREST or otherwise, an original notice of withdrawal signed by the person(s) who signed the relevant Election Form or who submitted the TTE instruction must:

(i) be received by post or (during normal business hours only) by hand at Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX by 3.00 p.m. on 21 June 2007; and

(ii) specify the name(s) of the person(s) who tendered the B Shares to be withdrawn, the number of B Shares to be withdrawn and, if applicable, the Form ID code from the relevant Election Form or TTE Instruction reference number.

In the case of elections made through a financial intermediary, upon receipt of a valid notice of withdrawal, the Company and JPMorgan Cazenove will cause Lloyds TSB Registrars to take any actions required to be taken by it to permit the removal of the block on the withdrawn shares. Shareholders should contact the financial institution through which they tendered their B Shares to determine what actions, if any, the financial institution may need to take to assure the removal of the block on the withdrawn B Shares.

Once a written notice of withdrawal of an election in respect of B Shares held through CREST has been received, in accordance with sub paragraphs (i) and (ii) above, by Lloyds TSB Registrars, Shareholders who

hold their B Shares through CREST are able to withdraw any TTE instruction already authenticated and submitted. If settlement has already taken place in respect of the TTE instruction to be withdrawn, the withdrawing Shareholder will need to include all the details contained within the settled TTE instruction in their withdrawal instruction completed in accordance with sub paragraphs (i) and (ii) above to enable Lloyds TSB Registrars to transmit in CREST a receiving agent TFE (transfer from escrow) message. A Shareholder may then submit a further properly authenticated TTE instruction in accordance with paragraph 9 of Part 9 of this document in order to re-elect for the B Share Alternatives.

Withdrawals may not be rescinded and B Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Initial Purchase Offer. However, withdrawn B Shares may be re-tendered again pursuant to Alternative 2 at any time prior to the end of the Election Period.

The Company jointly with JPMorgan Cazenove will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in their absolute discretion, which determination shall be final and binding. The Company jointly with JPMorgan Cazenove also reserves the absolute right to waive any defect or irregularity in the withdrawal of B Shares by any Shareholder, and such determination will be binding on such Shareholder. None of the Company, JPMorgan Cazenove, Lloyds TSB Registrars or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

7 Non-United Kingdom Shareholders

General

Shareholders who are not resident in the United Kingdom or who are citizens, residents or nationals of other countries should consult their professional advisers to ascertain whether the Return of Cash will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom or a citizen, resident or national of another country wishing to receive the Single B Share Dividend or have B Shares purchased or otherwise dispose of any shares in the Company to satisfy himself as to full observance of the laws of each relevant jurisdiction in connection with the Return of Cash, including the obtaining of any government, exchange control or other consents which may be required, or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction.

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the issue or purchase of B Shares or Deferred Shares or the Single B Share Dividend constitutes an invitation, offer or other action on the part of the Company in any jurisdiction in which such invitation, offer or other action is unlawful.

Each Shareholder who is resident in, or a citizen or national of, a jurisdiction outside the United Kingdom by whom, or on whose behalf, an Election Form is executed or TTE instruction is given irrevocably represents, warrants, undertakes and agrees to and with the Company and JPMorgan Cazenove that such Shareholder has observed the laws of all relevant territories, obtained any requisite governmental or other consents, complied with all requisite formalities and paid any issue, transfer or other taxes due from such Shareholder in connection with any receipt or transfer of B Shares or election for any of the B Share Alternatives in any territory and such Shareholder has not taken or omitted to take any action which may result in the Company, JPMorgan Cazenove or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the Return of Cash or such Shareholder's receipt or transfer of B Shares or acceptance of any of the B Share Alternatives.

If the Company or JPMorgan Cazenove is advised that it would or might be in breach of legal or regulatory requirements in any jurisdiction, or the Company would or might be required to make filings or take any other action in any jurisdiction as a result of its issuing B Shares to Shareholders who have registered

addresses in any overseas jurisdiction or who are citizens, residents or nationals of other countries, it is proposed that the B Shares to which such Shareholders are entitled will nevertheless be allotted to such Shareholders but may be issued to a nominee and then sold with the net proceeds of sale being remitted to such Shareholders.

If the Company or JPMorgan Cazenove is advised that it would or might be in breach of legal or regulatory requirements in any jurisdiction, or that the Company or JPMorgan Cazenove would or might be required to make filings or take any other action in any jurisdiction as a result of an election made pursuant to an Election Form or TTE instruction by a Shareholder, or the purchase by JPMorgan Cazenove of B Shares from a Shareholder who has a registered address in any overseas jurisdiction or who is a citizen, resident or a national of a country outside the UK or a trustee, custodian or nominee holding B Shares on behalf of such persons, such Shareholder shall be deemed to have elected to receive the Single B Share Dividend in respect of the relevant B Shares.

Alternative 2 (Initial Purchase Offer) and Alternative 3 (Retention of B Shares) are not being offered in any of the Restricted Territories and Shareholders in any of the Restricted Territories may not elect for either such alternative. Any purported election by a Shareholder in any of the Restricted Territories for Alternative 2 (Initial Purchase Offer) or Alternative 3 (Retention of B Shares) will be deemed by the Company to be an election for the Single B Share Dividend in respect of the entirety of that Shareholder's B Shares and accordingly that Shareholder will receive the Single B Share Dividend.

The above provisions of this paragraph relating to overseas Shareholders may be waived, varied or modified as regards specific Shareholders or on a general basis by the Company in its absolute discretion.

Notice to Shareholders resident in France

In compliance with Article 211-4 of the French General regulation of *Autorité des marchés financiers* (French stock exchange authority), you are informed that the above described offer has not been subject to a prospectus submitted for approval to the *Autorité des marchés financiers*. (Conformément á l'article 211-4 du Règlement gènèral de l'Autorité des marchés financiers, vous êtes informés que l'offre décrite ci-dessus n'a pas donné lieu à un prospectus soumis au visa de l'Autorité des marchés financiers.)

The persons or entities referred to in Article L. 411-2, II, 4 of the French Financial and Monetary Code may take part in the transaction solely for their own account under the conditions referred to in articles D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Financial and Monetary Code. (Les personnes ou entités mentionnées au 4° du II de l'article L. 411-2 du Code monétaire et financier ne peuvent participer à cette opération que pour compte propre dans les conditions fixées par les articles D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 et D. 764-1 du Code monétaire et financier.)

The financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with the conditions referred to in articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Financial and Monetary Code. (La diffusion, directe ou indirecte, dans le public des instruments financiers ainsi acquis ne peut être réalisée que dans les conditions prévues aux articles L. 411-1, L. 411-2, L. 412-1 et L. 621-8 à L. 621-8-3 du Code monétaire et financier.)

Securities law considerations in the United States

None of the B Shares, Deferred Shares or New Ordinary Shares has been or will be registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or the state securities laws of the United States and none of them may be offered or sold in the United States unless registered under the Securities Act and the relevant state securities laws, or pursuant to an exemption from, or in a transaction that is not subject to, the registration requirements of the Securities Act or such laws.

8 Extraordinary General Meeting

The EGM will be held at 10.00 a.m. on 11 June 2007. The EGM notice is set out in Part 11 of this document.

You will find enclosed with this document a Form of Proxy for use in respect of the EGM.

Whether or not you intend to be present at the EGM, you are requested to complete and sign the Form of Proxy and return it, in accordance with the instructions printed on it, to arrive as soon as possible and, in any event, no later than 10.00 a.m. on 9 June 2007. If you do not use the reply-paid envelope provided, the Form of Proxy should be sent by post, or (during normal business hours only) by hand, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Completion and return of the Form of Proxy will not prevent you from attending the EGM and voting in person should you wish to do so.

9 Share certificates

From Listing of the New Ordinary Shares your Existing Ordinary Share certificate will no longer be valid. New Ordinary Share certificates will only be issued following the Share Capital Consolidation. It is therefore important that, if you hold certificates in respect of your Existing Ordinary Shares, you retain them for the time being until New Ordinary Share certificates are received. Certificates are expected to be despatched on or around 28 June 2007. Following receipt of the new certificates, the certificates in respect of the Existing Ordinary Shares can be destroyed. Share certificates are despatched to Shareholders at their own risk.

For Shareholders wishing to hold any New Ordinary Shares through the CREST system, the relevant CREST accounts are expected to be credited at 8.00 a.m. on 18 June 2007. For Shareholders wishing to hold any B Shares through the CREST system, the relevant CREST accounts are expected to be credited at 8.00 a.m. on 18 June 2007 with interim B Shares. If these Shareholders elect to retain B Shares, the relevant CREST accounts are expected to be credited with the B Shares at 8.00 a.m. on 25 June 2007. Shareholders holding New Ordinary Shares and B Shares through the CREST system will not receive any share certificates.

No share certificates will be issued by the Company in respect of any B Shares on which a Single B Share Dividend is paid, or in respect of any B Shares purchased pursuant to the Initial Purchase Offer or in respect of any Deferred Shares.

10 Amendments to the Articles of Association

A number of consequential amendments to the Articles of Association are required in order to implement the Return of Cash. Amendments setting out the rights and restrictions attaching to the B Shares and the Deferred Shares are set out in Part 5 and Part 6 of this document.

11 Smiths Group Share Schemes

Participants under the Smiths Group Share Schemes are not the beneficial owners of the Existing Ordinary Shares under their options and awards and so will not be entitled to participate in the Return of Cash (other than where they are required to make an investment in ordinary shares under the terms of the relevant scheme). The Board has determined that no adjustment will be made to their options and awards as the Share Capital Consolidation will have the effect of maintaining the value of these options and awards, subject to normal market fluctuations. Following the Share Capital Consolidation, all such participants will be entitled to receive the same number of New Ordinary Shares on exercise of their options and/or vesting of their awards as under their previous entitlement. Participants in the Smiths Group Co-Investment Plan are required to make an investment in ordinary shares (**Invested Shares**) as a condition to the grant of a matching award over ordinary shares (**Matching Award**), and they will be entitled to participate in the Return of Cash in respect of their Invested Shares. Such participants will have the choice to reinvest the Return of Cash received in respect of their Invested Shares (less an allowance for tax liabilities) in which case no adjustment will be made to their Matching Award for the reasons stated above. Alternatively, they may elect not to reinvest, in which case the number of shares under their Matching Award will be reduced on a basis which reflects the Share Capital Consolidation. Participants in the predecessor share plan, the Smiths Industries Senior Executive Deferred Share Scheme, where the final award matures in December 2007, will be entitled to retain the Return of Cash proceeds received in respect of their invested shares, and their options will not be adjusted.

Separate letters have been sent to the participants in the Smiths Group Share Schemes in respect of the Return of Cash.

Although the Smiths Group Share Schemes impose limits on the maximum percentage of Smiths' share capital which may be issued under them, the Company will have sufficient headroom available under these limits after the Share Capital Consolidation to be able to continue its existing policies regarding satisfaction of options and awards with newly issued ordinary shares or ordinary shares held in the Company's employee benefit trust.

12 Dealings and despatch of documents

The Capital Reorganisation will be made by reference to holdings of Existing Ordinary Shares on the register of members as at the Record Date.

It is expected that dealings and settlement within the CREST system of the Existing Ordinary Shares will continue until the Record Date when, in the case of Existing Ordinary Shares held in certificated form, the register of members will be closed for transfers and no further transfers of Existing Ordinary Shares will be able to be made. The registration of uncertificated holdings in respect of the Existing Ordinary Shares will be 'disabled' in CREST on the Record Date.

The Company expects to despatch on 28 June 2007 definitive share certificates in respect of the New Ordinary Shares held in certificated form and in respect of any B Shares which have not been purchased under the Initial Purchase Offer, nor which have been or are to be converted into Deferred Shares. From Listing of the New Ordinary Shares, certificates in respect of the Existing Ordinary Shares will no longer be valid.

It is expected that Shareholders who hold their Existing Ordinary Shares through the CREST system will, on Listing, have their CREST accounts credited with the New Ordinary Shares and B Shares.

Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of New Ordinary Shares held in certificated form and of any B Shares which are not to be or have not been purchased under the Initial Purchase Offer nor have been or are to be converted into Deferred Shares will be certified against the register held by Lloyds TSB Registrars.

It is expected that cheques in respect of B Shares purchased under the Initial Purchase Offer, Single B Share Dividends and any fractional entitlements, will be despatched to relevant Shareholders (being (i) those Shareholders entitled to fractional entitlements and/or (ii) those Shareholders in whose name B Shares, in respect of which the Single B Share Dividend and/or the Initial Purchase Offer have been elected, are registered on the B Share Record Date) or relevant Shareholders will have their CREST accounts credited with the proceeds, as appropriate, on 28 June 2007.

Share certificates, cheques and all other documents and remittances will be despatched at the Shareholders' own risk.

JPMorgan Cazenove will act as market maker in the B Shares and may effect sales and purchases of B Shares from the date of Listing.

13 Summary explanation of resolutions to be put to the EGM

Ordinary resolutions will be passed if more than 50 per cent. of the votes cast (whether in person or by proxy) are in favour. Special resolutions will be passed if at least 75 per cent. of the votes cast (whether in person or by proxy) are in favour. Resolution 1 is conditional upon Listing and resolution 2 is conditional on resolution 1 being passed and becoming unconditional. Resolution 3 is not conditional on either resolution 1 or resolution 2.

Resolution 1: Return of Cash

This special resolution is conditional on Listing and sets out the formal mechanics for the implementation of the Return of Cash and amends the Articles of Association:

(a) this paragraph proposes to increase the authorised share capital of the Company by £6 million from £200 million to £206 million by the creation of 600 million B Shares;

(b) this paragraph proposes to authorise the Directors to:

(i) capitalise a sum not exceeding £6 million standing to the credit of the Company's share premium account to pay up in full the B Shares; and

(ii) allot and issue the B Shares up to an aggregate amount of £6 million to Shareholders on the basis of one B Share for each Existing Ordinary Share held on the Record Date. The authority granted to the Directors will expire on the earlier to occur of the conclusion of the Annual General Meeting of the Company to be held in 2008 and 15 months from the date of the passing of this resolution;

(c) this paragraph sets out the procedure for the subdivision and consolidation of the Existing Ordinary Shares into New Ordinary Shares. All fractional entitlements which arise will be aggregated and sold on behalf of the Shareholders entitled to them with net proceeds of sale, in excess of £1, distributed in due proportion to them. The proceeds of sale from fractional entitlements not exceeding £1 will be retained by the Company and donated to a charity of the Company's choice;

(d) this paragraph sets out the procedure for subdividing and consolidating all authorised but unissued Existing Ordinary Shares into New Ordinary Shares;

(e) this paragraph approves the terms of the proposed contract between JPMorgan Cazenove and the Company under which JPMorgan Cazenove will be entitled to require the Company to purchase the B Shares acquired by JPMorgan Cazenove pursuant to the Initial Purchase Offer at 365 pence per B Share (plus any stamp duty or stamp duty reserve tax payable by JPMorgan Cazenove thereunder) and to purchase at the same price per B Share any B Shares acquired by JPMorgan Cazenove pursuant to a Final Purchase Offer, if made (plus any stamp duty or stamp duty reserve tax payable by JP Morgan Cazenove thereunder). Such authority will expire 18 months from the date of the passing of this resolution; and

(f) this paragraph proposes the adoption of new Articles of Association in order to incorporate the rights and restrictions attaching to the B Shares (as set out in Part 5 of this document) and to the Deferred Shares (as set out in Part 6 of this document).

Resolution 2: To authorise the Company to make market purchases of New Ordinary Shares

This resolution seeks authority for the Company to purchase up to 38,426,886 New Ordinary Shares, which represents 10 per cent. of the Company's issued New Ordinary Share capital. The price that may be paid for the shares will be not less than the nominal amount of 37.5p per New Ordinary Share and not more than the higher of 5 per cent. above the average of the middle market quotations of the New Ordinary Shares, as derived from the London Stock Exchange Daily Official List, for the five business days prior to any purchase and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003.

As at the date of the notice of the EGM, options and awards granted under the Smiths Group Share Schemes were outstanding over 18,553,880 Existing Ordinary Shares, representing approximately 3.2 per cent. of the issued ordinary share capital. If the proposed market purchase authority were used in full, and no further issues of New Ordinary Shares were made, New Ordinary Shares over which options and awards granted under the Smiths Group Share Schemes were outstanding would represent approximately 5.4 per cent. of Smiths' adjusted ordinary share capital.

The Directors will exercise the authority only if they are satisfied that any purchase will increase the earnings per share of the New Ordinary Share capital in issue and will be in the interests of the Shareholders. The Directors will also give careful consideration to the gearing levels of the Company and its general financial position.

Under the Companies Act, any shares purchased under this authority may be cancelled or held as treasury shares. Treasury shares may be subsequently sold or used to satisfy applications under share schemes. It is the Company's present intention that, in the event that any shares were to be purchased under this authority, such shares would be cancelled. The Directors will, however, have regard to any guidelines issued by investor groups which may be published at the time of any such purchase regarding the merits of the cancellation of such shares as against holding them as treasury shares.

Resolution 3: Electronic communication with Shareholders

In January 2007, certain provisions of the Companies Act 2006 and the Disclosure and Transparency Rules, which govern communications in electronic form between companies and their shareholders, came into force.

One of the key changes to the existing regime made by the new legislation is that a company may, as a default method of communicating with shareholders, use electronic and/or website communications to send or supply documents or information to its shareholders. In the case of website communications, the legislation requires that a company must continue to notify its shareholders (by post or other permitted means) of the presence of a document or information on the website. Previously legislation only facilitated the use of electronic communications in certain limited circumstances.

To enable the Company to take advantage of these new provisions in the future, two requirements must be met:

(a) the Shareholders must have resolved that the Company may send or supply documents or information to Shareholders by making them available on a website (or the Company's articles of association must contain a provision to this effect); and

(b) the relevant Shareholder must have been asked individually by the Company to agree that the Company may send or supply documents or information to him by means of a website and the Company must either have received a positive response or received no response within the period of 28 days beginning with the date on which the Company's request was sent.

Resolution 3 will be proposed as an ordinary resolution to facilitate this. A separate letter is enclosed with this document which sets out the options you will have as to how you receive formal shareholder information from the Company in the future, subject to the passing of resolution 3, and a separate election form in relation to Shareholder communication is attached to the Form of Proxy. Shareholders should read both documents carefully.

Part 5

Rights and restrictions attached to the B Shares

The following sets out the amendments which are proposed to be made to the Articles of Association under the relevant resolution to be proposed at the EGM by inserting the rights and restrictions to be attached to the B Shares.

126 Rights and restrictions attached to the B Shares

Notwithstanding any other provisions in these Articles which relate to shares, the provisions of this Article 126 comprise all the rights and restrictions which relate to B Shares.

(1) Election Form

(a) Together with a circular to Shareholders dated 16 May 2007 (the 'Circular') holders of Ordinary Shares were sent a form of election or, if they held through CREST, they were invited to submit a TTE instruction (each an '**Election Form**') relating to the non-cumulative preference shares of one pence each in the capital of the Company (the '**B Shares**') under which they could elect in relation to any B Shares to be issued to them to: (i) receive the Single B Share Dividend (as defined below); (ii) accept an offer by JPMorgan Cazenove Limited to purchase the B Shares on 25 June 2007, or such later date as the Directors may determine (the '**Initial Purchase Offer**'); or (iii) retain the B Shares and receive the B Share Continuing Dividend (as defined below).

(b) Holders of B Shares who have not returned a duly completed Election Form by 3.00 p.m. on 21 June 2007 (or such later time and/or date as the Directors may determine) electing (revocably until that time) to accept the Initial Purchase Offer and/or to retain their B Shares and receive the B Share Continuing Dividend will be deemed instead to have elected to receive the Single B Share Dividend (as described in Article 126(2) below) in relation to each B Share held by them.

(c) The Directors jointly with JPMorgan Cazenove Limited may, if they so determine in their absolute discretion, accept an Election Form which is received after the relevant time or which is not correctly completed. The Directors jointly with JPMorgan Cazenove Limited may, in addition, if they so determine in their absolute discretion, treat any other document or action as a valid Election Form or as the completion or delivery of a valid Election Form, as the case may be.

(2) Income

(a) Out of the profits available for distribution, a single dividend of 365 pence per B Share (the '**Single B Share Dividend**') shall be payable to those holders of B Shares in respect of which an election has been made or is deemed to have been made pursuant to Article 126(1)(a) above, to receive the Single B Share Dividend.

(b) Such dividend shall, if declared, become payable on 25 June 2007 or such later date as the Directors may determine (the '**Single B Share Dividend Date**'). Each B Share in respect of which such dividend becomes payable shall, on such date (or such other date as the Directors may determine), be automatically converted into a deferred share of one pence nominal value with the rights and restrictions described in Article 127 (a '**Deferred Share**').

(c) Out of the profits available for distribution in respect of each financial year or other accounting period of the Company, the holders of the B Shares who have elected to retain their B Shares shall be entitled, in priority to any payment of dividend or other distribution to the holders of Ordinary Shares and before profits are carried to reserves, to be paid a non-cumulative preferential dividend (the '**B Share Continuing Dividend**') at such annual rate on a value of

365 pence per B Share as is calculated in accordance with Articles 126(2)(e) and 126(2)(f) below rounded down to the nearest penny (exclusive of any associated tax credit relating thereto but inclusive of any withholding tax deductible therefrom).

(d) The first B Share Continuing Dividend will be in respect of the period commencing on the Single B Share Dividend Date and is to be paid in arrear on 16 April 2008 (or such later date as the Directors may determine) and thereafter such dividend will be paid (without having to be declared) annually in arrear on 16 April (or such later date as the Directors may determine) in each year or, if any such date would otherwise fall on a date which is not a Business Day (as defined below) it shall be postponed to the next day which is a Business Day (without any interest or payment in respect of such delay) (each a '**B Share Payment Date**').

(e) The period commencing on the Single B Share Dividend Date and ending on 16 April 2008, and each twelve month period thereafter ending on 16 April, is called a '**B Share Calculation Period**'. The annual rate applicable to each B Share Calculation Period shall be 75 per cent. of 12 month LIBOR for the B Share Calculation Period in question which appears on the display designated as page ISDA on Reuters (or such other page or service as may replace it or have replaced it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits as determined by the Company), at or about 11.00 a.m. (London time) on the first Business Day of such B Share Calculation Period. In respect of the first B Share Calculation Period, the amount of the B Share Continuing Dividend shall be calculated by applying the rate applicable on a value of 365 pence per B Share and multiplying such product by the number of days from and including the Single B Share Dividend Date to, but excluding, the first B Share Payment Date, divided by 365.

(f) If the offered rate so appearing is replaced by the corresponding rates of more than one bank then Article 126(2)(e) above shall be applied, with any necessary consequential changes, to the arithmetic mean (rounded upward, if necessary, to the nearest $\frac{1}{16}$ percentage point) of the rates (being at least two) which so appear, as determined by the Company. If for any other reason such offered rate does not so appear, or if the relevant page is unavailable, the Company will request each of the banks whose offered rates would have been used for the purposes of the relevant page, if the event leading to the application of this Article 126(2)(f) had not happened, through its principal London office to provide the Company with its offered quotation to leading banks for pounds sterling deposits in London for the B Share Calculation Period concerned as at 11.00 a.m. (London time) on the first Business Day of such B Share Calculation Period.

The offered rate for such B Share Calculation Period shall be the arithmetic mean (rounded upward, if necessary, to the nearest $\frac{1}{16}$ per cent.) of such quotations (or of such of them, being at least two, as are so provided), as determined by the Company.

(g) In this Article, the expression '**Business Day**' means a day (not being a Saturday, Sunday or public holiday) upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London; and '**non-cumulative**' in relation to the B Share Continuing Dividend means that the dividend payable on each B Share Payment Date is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the B Share Payment Date falls (including any reserves representing profits made in previous accounting reference periods) without any right in the case of a deficiency to resort to profits made in subsequent accounting reference periods.

(h) Payments of the B Share Continuing Dividend under Article 126(2)(d) shall be made to holders on the Company's relevant register on a date selected by the Directors, being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, on the date falling 15 days) prior to the relevant B Share Payment Date.

(i) The holders of the B Shares shall not be entitled to any further right of participation in the profits of the Company.

(j) All B Share Continuing Dividends payable on the B Shares which are unclaimed for a period of 12 years from the date of due payment shall be forfeited and shall revert to the Company.

(3) Capital

(a) Except as provided in Article 126(6) below, on a return of capital on winding-up (excluding any intra-group reorganisation on a solvent basis), the holders of the B Shares shall be entitled, in priority to any payment to the holders of Ordinary Shares, to 365 pence per B Share held by them, together with a sum equal to the relevant proportion of the B Share Continuing Dividend (if any) under Article 126(2)(c) which would have been payable if the winding-up had taken effect on the last day of the then current B Share Calculation Period, the relevant proportion being the number of days from and including the preceding B Share Payment Date (or, if the date of such winding-up is prior to 25 June 2007, the Single B Share Dividend Date) to, but excluding, the date of such winding up, divided by 365.

(b) The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by him shall be rounded up to the nearest whole penny.

(c) The holders of the B Shares shall not be entitled to any further right of participation in the assets of the Company in excess of that specified in Article 126(2) and Article 126(3)(a) above. If on such a winding-up the amounts available for payment are insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(4) Attendance and voting at general meetings

(a) The holders of the B Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company nor to attend, speak or vote at any such general meeting unless:

(i) the business of the meeting includes the consideration of a resolution for the winding-up (excluding any intra-group reorganisation on a solvent basis) of the Company, in which case the holders of the B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on any such resolution; or

(ii) at the date of the notice convening the meeting, the B Share Continuing Dividend has remained unpaid for six months or more from any B Share Payment Date, in which case the holders of the B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote on all resolutions while the B Share Continuing Dividend remains unpaid.

(b) Whenever the holders of the B Shares are entitled to vote at a general meeting of the Company, on a show of hands every holder thereof who (being an individual) is present in person or (being a corporation) by a representative shall have one vote, and on a poll every such holder shall have one vote for each B Share registered in the name of such holder.

(5) Company's right to purchase

(a) Subject to the provisions of the Companies Act and to compliance with applicable securities law and regulations but without the need to obtain the sanction of an extraordinary resolution of the holders of the B Shares, the Company may at any time and at its sole discretion purchase B Shares (i) in the market or (ii) by tender available alike to all holders of B Shares or (iii) by private treaty, in each case at a price and upon such other terms and conditions as the Directors may think fit.

(b) Subject to the provisions of the Companies Act, and pursuant to the authority provided in Article 126(5)(a) above, the Company may, at any time after 30 April 2008 but before 30 November 2008, without obtaining the sanction of the holders of the B Shares:

(i) appoint any person to execute on behalf of all the holders of the B Shares a transfer of all of the B Shares or any part thereof (and/or an agreement to purchase and transfer the same) to the Company or to such person as the Directors may determine (whether or not an officer of the Company), and purchase the same subject to the Company or such person (as the case may be) paying to the holders of the B Shares such amount as they would be entitled to under Article 126(3) were the Company to be wound up on such day;

(ii) cancel all or any B Shares so purchased in accordance with the Companies Act; and

(iii) in connection therewith, change the form of any B Shares held in uncertificated form to certificated form and cancel any relevant listing or trading of such B Shares (and the holders of the B Shares shall take such steps as may be required in connection with such change of form or cancellation of listing).

(6) Class rights

(a) The Company may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the B Shares. The creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the B Shares) shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of B Shares.

(b) A reduction by the Company of the capital paid up or credited as paid up on the B Shares and the cancellation of such shares shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose. The Company will be authorised to reduce its capital (subject to the confirmation of the Court in accordance with the Companies Act and without obtaining the consent of the holders of the B Shares) including by paying to the holders of the B Shares the preferential amounts to which they are entitled as set out above.

(c) If at any time a currency other than pounds sterling is accepted as legal tender in the United Kingdom in place of or in addition to pounds sterling, the Directors shall be entitled, without the consent of holders of the Ordinary Shares or the B Shares, to make such arrangements and adjustments in respect of the method of calculation and payment of any of the entitlements of holders of B Shares under these Articles as the Directors consider necessary, fair and reasonable in the circumstances to give effect to the rights attaching to the B Shares, including (without limitation) in respect of the calculation and payment of the B Share Continuing Dividend, notwithstanding the fact of such acceptance. Any such arrangements and adjustments shall not involve a variation of any rights attaching to the B Shares for any purpose.

(7) Conversion into Ordinary Shares at the Company's option

(a) The Company may (subject to the provisions of the Companies Act) at any time after 30 April 2008 on the giving of not less than 10 days' nor more than 42 days' notice in writing to the holders of the B Shares, convert all but not some only of the outstanding B Shares into Ordinary Shares on the date specified in the notice (the "**B Share Conversion Date**"). The conversion shall be on the basis of one Ordinary Share for every (M/365) B Share (where M represents the average of the closing mid-market quotations in pence of an Ordinary Share on the London Stock Exchange, as derived from the Daily Official List for the five Business Days immediately preceding the B Share Conversion Date), fractional entitlements being disregarded and the balance of such shares (including any fractions) shall be Deferred Shares, which shall have the same rights and be subject to the same restrictions as the Deferred Shares set out in Article 127.

(b) Conversion of the B Shares may be effected in such manner as the directors shall from time to time determine (subject to the provisions of the Companies Act) including, without prejudice to the generality of the foregoing, in accordance with the provisions of Article 126(7)(c) or the provisions of Article 126(7)(d) pursuant to the authority given by the passing of the resolution to create the B Shares.

(c) If the aggregate nominal value of the B Shares is lower than the aggregate nominal value of the Ordinary Shares into which the B Shares will convert on the B Share Conversion Date, the Directors may effect conversion by:

(i) capitalising an amount of share premium account equal to the difference between the aggregate nominal value of the B Shares and the aggregate nominal value of the Ordinary Shares into which those B Shares are to convert (the "**B Share Shortfall Amount**"), and applying such amount in allotting to the holders of the B Shares (in proportion to their holding of B Shares) and paying up in full a number of undesignated shares (with such par value as the directors may determine) having an aggregate nominal value equal to the B Share Shortfall Amount; and

(ii) in respect of each holder or joint holders consolidating the B Shares and the undesignated shares allotted pursuant to (i) above into one share and sub-dividing and redesignating such share into:

(x) the number of Ordinary Shares to which that holder is entitled on conversion; and

(y) to the extent required, a number of Deferred Shares of nominal value equal to the highest amount that will not result in any holder or holders being entitled to a fraction of such a Deferred Share, such Deferred Shares having an aggregate nominal value equal to the sum of the aggregate nominal value of the B Shares held by the relevant holder or holders less the aggregate nominal value of the Ordinary Shares referred to in (x) above, and otherwise having the rights and being subject to the restrictions set out in Article 127.

(d) If the aggregate nominal value of the B Shares is lower than the aggregate nominal value of the Ordinary Shares into which the B Shares will convert on the B Share Conversion Date and if the Company does not have sufficient reserves available to effect conversion in the manner described in Article 126(7)(c), the Directors may effect conversion by consolidating into one share all the B Shares held by any holder or joint holders at the B Share Conversion Date and sub-dividing such share into the appropriate number of Ordinary Shares and such Ordinary Shares, notwithstanding that they may have a different nominal amount from the other Ordinary Shares then in issue, shall form a uniform class with the other Ordinary Shares then in issue and shall, subject to Article 126(e) but notwithstanding any other contrary provision herein, for all purposes and in all respects (including, without limitation, entitlement to dividends or other distributions, participation in offers, voting rights, and rights on a liquidation or return of capital) rank *pari passu* with the other Ordinary Shares then in issue, for which purposes the nominal amount of each Ordinary Share arising on such consolidation and sub-division shall be deemed to be the same as the nominal amount per Ordinary Share then in issue.

(e) Any Ordinary Shares arising on conversion of the B Shares shall rank *pari passu* with the Ordinary Shares already in issue at the date of conversion in all respects save that such Ordinary Shares shall not be entitled to any dividend or other distribution declared, paid or made by reference to a record date prior to the B Share Conversion Date.

(f) If the Company exercises its rights of conversion, the period commencing on the B Share Payment Date preceding the B Share Conversion Date and ending on such B Share Conversion Date is called the "**Final B Share Calculation Period**" and the B Share Continuing Dividend in respect of such period shall be payable in arrear on the final Business Day of such period (the "**Final B Share Payment Date**"). In respect of the Final B Share Calculation Period (if

any), the amount of the B Share Continuing Dividend shall be the relevant proportion of the B Share Continuing Dividend which would have been payable if conversion had taken effect on the last day of the then current B Share Calculation Period, the relevant proportion being the number of days from and including the last B Share Payment Date to, but excluding, the Final B Share Payment Date, divided by 365. The aggregate amount of the B Share Continuing Dividend payable to each holder of B Shares shall be rounded down to the nearest penny.

(8) Deletion of Article 126 when no B Shares in existence

Article 126 shall remain in force until there are no longer any B Shares in existence whether by way of conversion into Deferred Shares or repurchase and cancellation or conversion into Ordinary Shares notwithstanding any provision in the Articles to the contrary. Thereafter Article 126 shall be and shall be deemed to be of no effect (save to the extent that the provisions of this Article 126 are referred to in any other Article) and shall be deleted and replaced with the wording 'Article 126 has been deleted', and the separate register for the holders of B Shares shall no longer be required to be maintained by the Company; but the validity of anything done under Article 126 before that date shall not otherwise be affected and any actions taken under Article 126 before that date shall be conclusive and shall not be open to challenge on any grounds whatsoever.

Part 6

Rights and restrictions attached to the Deferred Shares

The following sets out the amendments which are proposed to be made to the Articles of Association under the relevant resolution to be proposed at the EGM by inserting the rights and restrictions to be attached to the Deferred Shares.

127 Rights and Restrictions attached to the Deferred Shares

In this Article 127, the terms "B Share" and "Deferred Share" shall have the meaning given to them in Article 126. Notwithstanding any other provisions in these Articles which relate to shares, the provisions of this Article 127 comprise all the rights and restrictions which relate to Deferred Shares.

(1) Income

The Deferred Shares shall confer no right to participate in the profits of the Company.

(2) Capital

On a return of capital on a winding-up (excluding any intra-group re-organisation on a solvent basis) there shall be paid to the holders of the Deferred Shares the nominal capital paid up or credited as paid up on such Deferred Shares after:

(a) firstly, paying to the holders of the B Shares 365 pence per B Share held by them (together with any outstanding entitlement to the B Share Continuing Dividend up to the B Share Payment Date last preceding the return of capital); and

(b) secondly, paying to the holders of the Ordinary Shares the nominal capital paid up or credited as paid up on the Ordinary Shares held by them respectively, together with the sum of £100,000,000 on each Ordinary Share.

The holders of the Deferred Shares shall not be entitled to any further right of participation in the assets of the Company.

(3) Attendance and voting at general meetings

The holders of the Deferred Shares shall not be entitled to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting.

(4) Form

The Deferred Shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable except in accordance with Article 127(6) below or with the written consent of the Directors.

(5) Class rights

The Company may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of the Deferred Shares.

The reduction by the Company of the capital paid up on the Deferred Shares shall be in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose and the Company shall be authorised at any time to reduce its capital (subject to the confirmation of the Court in accordance with the Companies Act) without obtaining the consent of the holders of the Deferred Shares.

(6) Transfer and purchase

The Company may at any time before 30 November 2008, (subject to the provisions of the Companies Act) without obtaining the sanction of the holder or holders of the Deferred Shares:

(a) appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all of the Deferred Shares or any part thereof (and/or an agreement to purchase and transfer the same) to the Company or to such person as the Directors may determine (whether or not an officer of the Company), and purchase the same in any case for not more than one penny for all the Deferred Shares then being purchased; and

(b) cancel all or any of the Deferred Shares so purchased by the Company in accordance with the Companies Act.

(7) Deletion of Article 127 when no Deferred Shares in existence

Article 127 shall remain in force until there are no longer any B Shares or Deferred Shares in existence, notwithstanding any provision in the Articles to the contrary. Thereafter Article 127 shall be and shall be deemed to be of no effect (save to the extent that the provisions of this Article 127 are referred to in any other Article) and shall be deleted and replaced with the wording 'Article 127 has been deleted', and the separate register for the holders of Deferred shares shall no longer be required to be maintained by the Company; but the validity of anything done under Article 127 before that date shall not otherwise be affected and any actions taken under Article 127 before that date shall be conclusive and shall not be open to challenge on any grounds whatsoever.

Part 7

Risk Factors

Prior to making a decision in relation to the B Shares, prospective investors should carefully consider, together with all other information contained in this document, the risk factors about the Smiths Group and the B Shares described below. Additional risks and uncertainties not presently known to the Directors, or that the Directors currently consider to be immaterial, may also have an adverse effect on the business, results or financial condition of the Smiths Group. The trading price of the B Shares could decline due to any of these risks and investors could lose all or part of their investment. ***Investors should carefully consider whether any investment decision in respect of the B Shares is suitable for them in light of the information in this document and the financial resources available to them.***

1. Risks relating to the Smiths Group and its business

(a) *External risks*

The Group's credit rating

As a result of the Return of Cash, the Group has a lower credit rating of Baa2 from Moody's and BBB+ from Standard & Poors. This may adversely impact the quantity of debt financing and the rate at which the Group may raise debt financing going forward.

Possible volatility of the price of Smiths Shares

The market price of the New Ordinary Shares may be affected by a variety of factors including, but not limited to, changes in market sentiment regarding the New Ordinary Shares, variations in the Group's operating results compared with the expectations of market analysts and investors, its business developments or those of its competitors, the operating performance of its competitors, speculation about the Group's business, or regulatory changes affecting the Group's operations. Shareholders should be aware that the value of the New Ordinary Shares can decrease as well as increase and may not always reflect the underlying asset value or prospects of the Group.

Dividend payments

The ability of Smiths to pay dividends on the New Ordinary Shares is dependent on its profitability and the extent to which, as a matter of law, it has available to it sufficient distributable reserves out of which any proposed dividend may be paid. Smiths' ability to pay dividends is also dependent upon receipt by it of dividends and other distributions from subsidiaries. Smiths can give no assurances that it will be able to pay a dividend going forward.

Forward-looking statements

This document includes forward-looking statements concerning the Smiths Group. Forward-looking statements are based on current expectations and projections about future events. These forward looking statements are subject to risks, uncertainties and assumptions about the Group. Subject to Smiths' continuing obligations under the Listing Rules, the Disclosure and Transparency Rules, applicable laws and regulations, the Group undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Global political and economic conditions

Smiths operates in over 50 countries, although some 90 per cent. of the Group's employees are located in North America, the EU and Japan. The Company is exposed to political risk, natural catastrophe and possible terrorist action.

Some 50 per cent. of total sales are to customers in the US, and the Group is therefore particularly affected by US economic conditions. Demand for products from the detection business is mainly dependent on spending by governments and government agencies.

Smiths may be adversely impacted by changes in general economic conditions including interest rates, exchange rates and inflation.

The diverse nature of the Company's products, services and customers helps mitigate the effects of adverse changes in political and economic risk on the demand that Smiths experiences.

Natural catastrophe

Because of the location of operations, Smiths is exposed to a number of natural catastrophe risks, such as earthquake, flood and windstorm. Where cost effective, such risks are mitigated through physical measures designed to counter the impact of a catastrophe. The value of assets and associated profits are also protected by insurance.

Actions of competitors

Smiths operates in highly competitive markets. Product innovations or technical advances by competitors could adversely affect the Company. The diversity of operations reduces the possible effect of action by any single competitor.

The Company invests some 4 per cent. of revenues in research and development in order to sustain competitive advantage, and works continually to ensure that the cost base is competitive.

Effect of legislation or other regulatory action

Smiths is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates. Unexpected changes in these laws or regulations could significantly impair performance; equally a failure to comply with these laws, regulations or standards could damage the reputation of the Company.

The detection and medical businesses are particularly subject to regulation, with certain customers and regulatory or other enforcement bodies routinely inspecting the Company's practices, processes and premises. Certain legal liability risks, such as product liability and employer's liability, are transferred to insurers, subject to policy limits and conditions. However, the Company and its subsidiaries have been in business for many years and there is a risk of latent injury claims which may not be fully covered by insurance.

Foreign exchange

The Company is exposed to two types of currency risk: transaction risk in respect of products manufactured in one currency region and sold in another currency; and translation risk in that the results of non-UK businesses will translate into differing pounds sterling values depending on the exchange rate. The Company's practices for managing currency risk generally mitigate transaction risk in the short term. Over the longer term, Smiths remains exposed to both transaction and translation risk.

Longer-term transaction risks are partially mitigated by manufacturing or sourcing components in the same currency as that of the sale.

Raw material prices

Smiths' products contain various raw materials or purchased components including electronic components, metals and plastics. Any increases or volatility in prices and shortages in supply can affect the Company's performance. The diversity of operations both geographically and in terms of product area reduces the dependence on any single item or supplier. Purchasing policies take into account and seek to mitigate such risks where practicable.

Pension funding

The Company operates significant pension plans. The average funding level of the funded plans at 5 August 2006 was 103 per cent. measured by IAS 19 methodology. Funding of pension liabilities at that date was some 55 per cent. by equities and 45 per cent. by other assets. Smiths is subject to various funding risks, principally poor performance of equity investments and other investments, and increased longevity of members.

Credit

Smiths is exposed to credit risk in relation to customers, banks and insurers. Credit control practices take into account the perceived risk. The customer base is relatively diverse.

Where appropriate, Smiths seeks to insure business risks with insurers of good standing. The insurance industry is, however, subject to credit risk, particularly in the event of catastrophe or where an insurer has substantial exposure to a specific risk. Occasionally insurer credit risk may be mitigated through policy commutation.

Environmental issues

The environmental laws of the jurisdictions in which Smiths operates impose actual and potential obligations on the Company to remediate contaminated sites, including some sites no longer owned by Smiths. The Company makes provision for the expected cost of remediation based on independent professional advice. There is a risk that remediation could prove more costly than expected and that further contamination could be discovered.

Litigation

Smiths is subject to litigation from time to time in the ordinary course of business, and makes provision for the expected cost based on appropriate professional advice.

In particular, John Crane, Inc, a subsidiary company, is currently one of many defendants in litigation relating to products previously manufactured which contained asbestos and in respect of which a provision has been made.

The outcome of legal action is always uncertain and there is always the risk that it may prove more costly and time consuming than expected. There is a risk that additional litigation could be instigated in the future which could have a material impact on the Company. In some liability cases, legal expenses are covered by insurance.

(b) ***Internal risks***

Investment in new products, projects and technology

Smiths develops new technologies and introduces new products, in some cases contracting to supply the products to the customer before the design is established or proven. All new technologies and products involve business risk both in terms of possible abortive expenditure, reputational risk, and potential customer claims or onerous contracts. Such risks may have a material impact on the Company.

Acquisitions

Smiths is an active acquirer of other businesses and companies: acquisitions may involve risks that might have a material impact on the Company. These risks are mitigated by extensive due diligence, and, where practicable, by representations and warranties and indemnities from the vendors.

Controls failure

Smiths operates various corporate governance controls. Failures in these controls might have a material impact on the Company.

Inability to supply and business continuity

Inability to supply against contractual commitments is a risk, which could be material in relation to larger contracts. Smiths mitigates this risk by implementing effective business continuity plans throughout the Company and, where practicable, transferring them through business interruption insurance.

Tax

In recent times, Smiths has had an effective tax rate of approximately 26 per cent. There can be no guarantee that Smiths' effective tax rate will remain below the prevailing tax rate applicable in the territories in which it operates.

Sale of Smiths Aerospace

The sale and purchase agreement governing the sale of Smiths Aerospace to GE Aviation UK contains certain warranties and indemnities in favour of GE Aviation UK. If Smiths should incur costs under any of these warranties or indemnities, these costs could have an adverse effect on its business, financial condition and results of operation.

Agreement with GE Security, Inc.

On 21 March 2007 Smiths Group International Holdings Ltd and GE Security, Inc. entered into an agreement concerning the combination of their detection businesses, to be managed and controlled by Smiths. This remains subject to various conditions including anti-trust and other regulatory approvals which means that there is no guarantee that the transaction will actually occur. It is also subject to the approval of shareholders of Smiths. In certain circumstances where this approval is not given, Smiths will be required to pay a break fee of £35 million. The formation agreement also contains certain warranties and indemnities in favour of the combined business. If Smiths should incur costs under any of these warranties or indemnities, these costs could have an adverse effect on its business, financial condition and results of operation.

2. Risks relating to the B Shares

Value of the B Shares

The value of the B Shares may go down as well as up and there can be no guarantee of the income to be derived from them. The ability of the Company to pay the B Share Continuing Dividend will depend on the Company having sufficient reserves available for distribution by way of dividend and the relevant cash resources. Whilst the Company expects the B Share Continuing Dividend to be paid, there can be no certainty that the Company will always be able to do so on the applicable payment date.

Liquidity of the B Shares

If the Proposals are implemented, the B Shares will be admitted to the Official List and to trading on the market for listed securities of the London Stock Exchange. However, there can be no assurance that an active trading market for the B Shares will develop or, if developed, be sustained.

Final Purchase Offer

Whilst the Company expects a Final Purchase Offer to be made, there is no guarantee that such an offer will be made or that the Company will be able to implement it.

United Kingdom taxation

The general guide on United Kingdom taxation in relation to the Return of Cash set out in Part 8 of this document is based on current United Kingdom tax law and HM Revenue & Customs practice as at the date of this document. The current legislation and practice may change and any such changes may affect the taxation liabilities of Shareholders in relation to the B Shares.

Part 8

United Kingdom taxation in relation to the Return of Cash

The comments below are intended as a general guide only and are based on current United Kingdom tax law and HM Revenue and Customs practice. Except where otherwise indicated, the comments below apply only to Shareholders who are resident, and in the case of individuals ordinarily resident, in the United Kingdom for tax purposes and who hold their Existing Ordinary Shares, New Ordinary Shares and B Shares beneficially as investments and not on trading account. The position may be different for any future disposal and may alter between the date of this document and the implementation of the Return of Cash.

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult an appropriate professional adviser.

1 Capital Reorganisation

For the purposes of United Kingdom taxation of capital gains and corporation tax on chargeable gains ('CGT'):

(i) The receipt of the New Ordinary Shares and B Shares arising from the Capital Reorganisation will be a reorganisation of the share capital of the Company. Accordingly, the New Ordinary Shares replacing a Shareholder's holding of Existing Ordinary Shares as a result of the Capital Reorganisation and the B Shares will be treated as the same asset as the Shareholder's holding of Existing Ordinary Shares, and as having been acquired at the same time as the Shareholder's holding of Existing Ordinary Shares was acquired. As a result of the Capital Reorganisation a Shareholder's original base cost in his or her Existing Ordinary Shares will be apportioned between the New Ordinary Shares and the B Shares by reference to their respective market values on the first day on which they are listed.

(ii) The sale, on behalf of relevant Shareholders, of fractional entitlements to New Ordinary Shares, resulting from the Capital Reorganisation will not constitute a part disposal of his or her pool of Existing Ordinary Shares. Instead the amount of any payment received by the Shareholder will be deducted from the base cost of the B Shares and any New Ordinary Shares received.

2 Alternative 1: Single B Share Dividend

(a) ***Income tax***

The Company will not be required to withhold tax at source when paying the Single B Share Dividend.

A United Kingdom resident individual shareholder who receives the Single B Share Dividend will generally be entitled to a tax credit in respect of the Single B Share Dividend equal to one-ninth of the cash dividend received or ten per cent. of the aggregate of the cash dividend received and the related tax credit (the **gross dividend**). The related tax credit can be set against the individual Shareholder's total liability to income tax on the Single B Share Dividend.

An individual shareholder who is liable to income tax at no more than the basic rate will be subject to income tax at the rate of 10 per cent. on the gross dividend and so the tax credit should satisfy in full that individual Shareholder's liability to income tax on the Single B Share Dividend.

A United Kingdom resident individual Shareholder who is liable to income tax at the higher rate, will be liable to pay tax equal to 25 per cent. of the cash dividend received to the extent that the gross dividend, when treated as the top slice of that Shareholder's income, falls above the threshold for higher rate income tax.

United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be liable to pay tax on the Single B Share Dividend.

United Kingdom resident corporate Shareholders will generally not be subject to corporation tax on the Single B Share Dividend.

Non-United Kingdom resident Shareholders will not generally be able to claim repayment from HM Revenue and Customs under any double tax treaty in respect of the Single B Share Dividend. A Shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. Shareholders who are not resident in the United Kingdom (for tax purposes) should consult their own tax adviser concerning their tax liabilities on dividends received from the Company.

(b) ***Taxation of chargeable gains***

For CGT purposes, the Single B Share Dividend (and the consequent conversion of their B Shares into Deferred Shares) will not be treated as giving rise to a disposal or part disposal of the B Shares.

Shareholders who receive the Single B Share Dividend should note that, consequent on the Capital Reorganisation, a proportion of the base cost, for CGT purposes, of their Existing Ordinary Shares will be attributed to the B Shares and this amount will continue to be attributed to those B Shares following their conversion into Deferred Shares (notwithstanding that the Deferred Shares have limited rights or value). Correspondingly, only a proportion of the base cost of the original holding of Existing Ordinary Shares will be available on a disposal of the corresponding New Ordinary Shares.

A disposal of Deferred Shares (including a repurchase of Deferred Shares) will be treated as described in paragraph 3 below and may result in a Shareholder realising a capital loss. However, Shareholders liable to corporation tax should note that it is possible that Section 30 of the Taxation of Chargeable Gains Act 1992 could be regarded as being applicable to such a Shareholder who elects for the Single B Share Dividend. If that position applies, consideration for the disposal of such a Shareholder's Deferred Shares is liable to be increased by such an amount as is just and reasonable having regard to the payment of the B Share Dividend.

3 Alternative 2: Initial Purchase Offer

A sale of B Shares by a Shareholder to JPMorgan Cazenove pursuant to the Initial Purchase Offer should be treated as a normal third party disposal for UK tax purposes. Accordingly, the Directors have been advised that:

(i) A Shareholder who disposes of the whole or part of a holding of B Shares pursuant to the Initial Purchase Offer should realise a disposal for CGT purposes. This may, depending on individual circumstances, give rise to a liability to CGT. Any gain or loss will be calculated by reference to the difference between the repurchase price and the Shareholder's base cost in the B Shares disposed of. Shareholders are referred to paragraph 1(i) above for information on how the base cost attributable to their B Shares will be determined in the computation of any gain or loss arising.

(ii) No part of the proceeds received by a Shareholder pursuant to the Initial Purchase Offer should be an income distribution in the Shareholder's hands.

(iii) The amount of CGT, if any, payable by an individual Shareholder as a consequence of accepting the Initial Purchase Offer will depend on his or her personal tax position. No tax will be payable on any gain realised on a disposal of B Shares if the amount of the net chargeable gains realised by the shareholder, when aggregated with net chargeable gains realised by the Shareholder in the year of assessment in question (and after taking account of indexation and taper relief and such other exemptions and allowable losses as may be available in each case), does not exceed the annual exemption (£9,200 for 2007/2008). Broadly, any gains in excess of this amount will be taxed at a rate of 10 per cent. for a taxpayer paying tax at the starting rate, 20 per cent. for a taxpayer paying tax at the basic rate and 40 per cent. for higher rate taxpayers. Indexation allowance will be available in respect of periods of ownership of Existing Ordinary Shares up to 5 April 1998 and taper relief may be available thereafter.

(iv) A corporate Shareholder is taxable on all of its chargeable gains, subject to other reliefs. Taper relief is not available to a corporate Shareholder. However, corporate Shareholders are entitled to indexation allowance up to the date the chargeable gain is realised.

4 Alternative 3: Retention of B Shares and subsequent disposals

(i) On a subsequent disposal of the whole or part of a Shareholder's holding of B Shares other than to the Company (or its agent), a Shareholder may, depending on his or her circumstances, be subject to CGT on the amount of any chargeable gain realised or realise a capital loss. Please refer to paragraph 1(i) above for details of the manner in which the Shareholder's allowable expenditure is allocated as between the New Ordinary Shares and the B Shares and to paragraph 3 for details of how a gain or loss is calculated and taxed where applicable.

(ii) If the subsequent disposal is to the Company (or its agent), part of the consideration received would be characterised for tax purposes, for Shareholders who are liable to income tax, as an income distribution and therefore taxable in the same way as a dividend paid by the Company. This will be the case to the extent that the payment does not represent a repayment of capital or is not equal to any new consideration received by the Company in respect of those shares. The B Shares will have a nominal value of one pence which will be treated as 'new consideration' for tax purposes. Therefore, on a disposal to the Company (or its agent) for 365 pence, one pence will be taxed as capital and the remaining 364 pence paid will be taxed in the same way as a dividend paid by the Company. For Shareholders liable to corporation tax, the entire consideration received would be treated as the proceeds of the disposal of the B Shares for CGT purposes.

(iii) The comments set out in paragraph 2(a) above regarding the tax treatment of the Single B Share Dividend are equally applicable to the tax treatment of the B Share Continuing Dividend.

(iv) For the avoidance of doubt, the disposal of the B Shares pursuant to a Final Purchase Offer made by JPMorgan Cazenove will be treated in accordance with paragraph 4(i) above.

5 Section 684 Income Tax Act 2007 ('ITA')

If section 684 ITA applied to such Shareholders in respect of the Initial Purchase Offer or a Final Purchase Offer, United Kingdom resident individual and trustee Shareholders might be liable to taxation as if they had received a dividend equal to the price received for the B Shares. The Company has not applied for a clearance under section 701 ITA in this regard. However, the Company has been advised that section 684 ITA should generally not apply to Shareholders who elect for the Initial Purchase Offer or the Final Purchase Offer.

6 Stamp Duty and Stamp Duty Reserve Tax

Except in relation to depositary receipt arrangements or clearance services to which special rules apply:

(i) No stamp duty or stamp duty reserve tax ('SDRT') will be payable on the issue of the B Shares.

(ii) An unconditional agreement to sell B Shares will normally give rise to liability on the purchaser to SDRT, at the rate of 0.5 per cent. of the actual consideration paid. If an instrument of transfer of the B Shares is subsequently produced it will generally be subject to stamp duty at the rate of 0.5 per cent. of the actual consideration paid (rounded up, to the nearest £5). When such stamp duty is paid within six years of the date of the agreement, the SDRT charge will be cancelled and any SDRT already paid will be refunded. Stamp duty and SDRT is generally the liability of the purchaser.

(iii) A disposal of B Shares to the Company will give rise to liability on the Company to SDRT, at the rate of 0.5 per cent. of the actual consideration paid. If an instrument of transfer of the B Shares is subsequently produced it will generally be subject to stamp duty at the rate of 0.5 per cent. of the actual consideration paid (rounded up, to the nearest £5). This liability to stamp duty will be the liability of the Company.

(iv) For the avoidance of doubt, a sale of B Shares under the Initial Purchase Offer, a Final Purchase Offer or a disposal to the Company will not give rise to any liability to stamp duty or SDRT for the selling Shareholder.

Part 9

Additional Information

1 The Company

The Company was incorporated and registered in England and Wales on 15 July 1914 under the Companies Acts 1908 and 1913 with registered number 137013.

The registered office of the Company, and the business address of all of the Directors, is 765 Finchley Road, London NW11 8DS.

2 Working capital

In the opinion of the Company, taking into account bank and other facilities available to the Smiths Group, and on the assumption that the Return of Cash is implemented in full, the Smiths Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of this document.

3 Directors' and other interests

(a) At the close of business on 14 May 2007 (being the latest practicable date prior to the posting of this document), the interests of the Directors in the issued ordinary share capital of the Company (all of which are beneficial unless otherwise stated) as notified to the Company in accordance with Rule 3.1.2R of the Disclosure and Transparency Rules (and shares under option) were as follows:

Name	*Number of shares*	*Percentage of issued share capital*	*Number of shares under option and conditional share awards*
Directors			
Donald Brydon	12,000	< 0.01%	–
Keith Butler-Wheelhouse	601,098	0.10%	858,286
John Langston	169,236	0.03%	390,044
David Lillycrop	120,935	0.02%	395,892
David Challen	2,000	< 0.01%	–
Stuart Chambers	2,000	< 0.01%	–
Peter Jackson	–	–	–
Sir Kevin Tebbit	–	–	–

(b) Save as disclosed in paragraph 3 (a) above, none of the Directors has any interest, beneficial or non-beneficial, in the share capital of the Company or any of its subsidiaries.

(c) As at the close of business on 14 May 2007 (the latest practicable date prior to the posting of this document), the total voting rights attributable to the issued ordinary share capital of the Company was 576,403,298 and the following persons have notified the Company in accordance with Rule 5 of the Disclosure and Transparency Rules that they hold 3 per cent. or more of the voting rights attributable to the issued ordinary share capital of the Company:

Shareholder	*Number of shares*	*Percentage of voting rights*
Franklin Resources, Inc.	33,426,838	5.8%
Cater Allen International Ltd	29,259,140	5.1%
Newton Investment Management Ltd	28,610,089	5.0%
Barclays PLC	20,374,909	3.5%
Legal & General Group plc	19,713,681	3.4%
Credit Suisse Securities (Europe) Ltd	17,402,054	3.0%

(d) Save as disclosed in paragraph 3(c) above, the Company is not aware of any person who is interested in three per cent. or more of the voting rights attributable to the issued share capital of the Company.

(e) The Company is not aware of any person who exercises, or could exercise, directly or indirectly, jointly or severally, control over the Company.

4 Trend information

The Group's interim results for the period ended 3 February 2007 showed increased sales of £1,021 million compared with £1,007 million in the comparative period to 31 January 2006. Although demand for the Group's products does not tend to be seasonal, the Group deals with a number of governmental organisations whose patterns of demand may be affected by budgetary periods which do not coincide with those of the Group. As a result of these, the Group would usually expect total revenue for the second half of the financial year to be higher than the first half. Reported results incorporate results from overseas territories which are translated into sterling; the current trend for the US$ compared with £ sterling is likely to affect the reported results for the current year.

5 No significant change

Except for the completion of the sale of Smiths Aerospace as announced on 4 May 2007 and referred to on page 3 of this document, there has been no significant change in the financial or trading position of the Group since 3 February 2007, the date to which the Company's latest interim results were prepared.

6 Summary of the rights and restrictions attaching to the New Ordinary Shares

The rights and restrictions attaching to the New Ordinary Shares will be substantially the same as those attaching to the Existing Ordinary Shares, in accordance with the Articles of Association as amended if the relevant resolution is passed at the EGM and Listing becomes effective. These may be summarised, as regards income, return of capital and voting, as follows:

Income: The holders of the New Ordinary Shares shall be entitled, subject to the rights of any person entitled to shares with special rights as to dividend, to the profits of the Company available for distribution and resolved to be distributed, in proportion to the number of New Ordinary Shares held by them and the amounts paid up or credited as paid up on them. Any dividend payable on the New Ordinary Shares which has remained unclaimed for 12 years from the date when it became due for payment shall be forfeited and shall cease to remain owing by the Company.

Capital: On a winding-up, the balance of the assets available for distribution, subject to any special rights attached to any other class of shares, shall be paid to the holders of New Ordinary Shares in proportion to the numbers of New Ordinary Shares held by them and the amounts paid up or credited as paid up on such New Ordinary Shares.

Voting: Subject to the restrictions contained in the Articles of Association, every holder of New Ordinary Shares present in person or (being a corporation) is present by a duly authorised representative, not being himself a member, shall on a show of hands have one vote, and every such holder present in person or by proxy shall on a poll have one vote for every New Ordinary Share of which he is the holder.

7 Form

The New Ordinary Shares and the B Shares are not renounceable and will be transferable by an instrument of transfer in usual or common form. The New Ordinary Shares and the B Shares will be in registered form. The Company will apply for the New Ordinary Shares and the B Shares to be admitted to CREST with effect from Listing. Accordingly, settlement of transactions in the New Ordinary Shares and the B Shares may take place within the CREST system in respect of general market transactions.

8 CREST

In order to facilitate the B Share Alternative elections, the B Shares will, for the purposes of settlement in CREST only, be designated as 'interim B Shares' under the ISIN GB00B1WY2221 for the period from the Listing (18 June 2007) until the B Share Record Date (21 June 2007). During this period, CREST holders will have their accounts credited with 'interim B Shares' to allow them to elect electronically through the CREST system.

On 25 June 2007 those CREST holders who have elected to retain B Shares (pursuant to Alternative 3) will have their CREST accounts credited with those 'B Shares' under the new ISIN GB00B1WY1Z87.

If the Existing Ordinary Shares to which any election made on the enclosed Election Form relates are currently held in certificated form and are subsequently dematerialised into CREST before 5.00 p.m on 15 June 2007 (or such later time and/or date as the Directors may determine), any instruction given by the submission of an Election Form will become ineffective. Shareholders who subsequently hold their B Shares in CREST will need to submit a valid TTE instruction in place of the submitted Election Form by 3.00 p.m. on 21 June 2007.

If the Existing Ordinary Shares to which any TTE instruction relates are currently held in CREST and are subsequently rematerialised into certificated form before 5.00 p.m. on 15 June 2007 (or such later time and/or date as the Directors may determine), any TTE instruction given will become ineffective. Shareholders who subsequently hold their B Shares in certificated form will need to submit a valid Election Form bearing details of the new shareholding account by 3.00 p.m. on 21 June 2007. Election Forms can be obtained by telephoning Lloyds TSB Registrars on 0870 240 7974 (or if calling from outside the United Kingdom +44 1903 276338) between 8.30 a.m. and 5.30 p.m. on any Business Day.

9 Electing in CREST

Electing for Alternative 1 (Single B Share Dividend)

Shareholders who hold B Shares in CREST who wish to elect for Alternative 1 (Single B Share Dividend) need take no action. CREST holders who do not return a TTE instruction will automatically receive the Single B Share Dividend payment on all of their B Shares.

Electing for Alternative 2 (Initial Purchase Offer)

Shareholders who hold interim B Shares in CREST who wish to elect for Alternative 2 (Initial Purchase Offer) should use the following procedure after their CREST accounts have been credited on 18 June 2007 (or such other date as the Directors may determine). The prescribed form of election is a TTE instruction which, on its settlement, will have the effect of crediting a stock account of Lloyds TSB Registrars under the participant ID and member account ID specified below, with the number of interim B Shares to be purchased.

The TTE instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of interim B Shares to which the election relates;

(ii) the participant ID of the holder of the interim B Shares;

(iii) the member account ID of the holder of the interim B Shares from which interim B Shares are to be debited;

(iv) the participant ID of Lloyds TSB Registrars. This is 2RA38;

(v) the member account ID of Lloyds TSB Registrars. This is SMITHS01;

(vi) the ISIN of the interim B Shares. This is GB00B1WY2221;

(vii) the Intended Settlement Date. This must be by 3.00 p.m. on 21 June 2007;

(viii) the corporate action number. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST; and

(ix) input with standard delivery instruction priority of 80.

In order for an uncertificated election to be valid, the TTE instruction must comply with the requirements as to authentication and contents set out above and must settle by 3.00 p.m. on 21 June 2007.

CREST members and (where applicable) their CREST sponsors should note that the last time at which a TTE instruction may settle is 3.00 p.m. on 21 June 2007.

Electing for Alternative 3 (Retention of B Shares)

Shareholders who hold B Shares in CREST who wish to elect for Alternative 3 (Retention of B Shares) should use the following procedure after their CREST accounts have been credited on 15 June 2007 (or such other date as the Directors may determine). The prescribed form of election is a TTE instruction which, on its settlement, will have the effect of crediting a stock account of Lloyds TSB Registrars under the participant ID and member account ID specified below, with the number of B Shares to be retained.

The TTE instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of interim B Shares to which the election relates;

(ii) the participant ID of the holder of the interim B Shares;

(iii) the member account ID of the holder of the interim B Shares from which interim B Shares are to be debited;

(iv) the participant ID of Lloyds TSB Registrars. This is 2RA38;

(v) the member account ID of Lloyds TSB Registrars. This is SMITHS02;

(vi) the ISIN of the interim B Shares. This is GB00B1WY2221;

(vii) the Intended Settlement Date. This must be by 3.00 p.m. on 21 June;

(viii) the corporate action number. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST; and

(ix) input with standard delivery instruction priority of 80.

In order for an election to be valid, the TTE instruction must comply with the requirements as to authentication and contents set out above and must settle by 3.00 p.m on 21 June 2007.

CREST members and (where applicable) their CREST sponsors should note that the last time at which a TTE instruction may settle is 3.00 p.m. on 21 June 2007.

10 Purchase Offers

The following agreements have been entered into, or are intended to be entered into, in respect of the Initial Purchase Offer and, in the case of the Put Option Agreement, any Final Purchase Offer:

By the Purchase Offer Deed, JPMorgan Cazenove has agreed that if the Company serves upon JPMorgan Cazenove by no later than 6.00 p.m. on 22 June 2007 (or such later time and/or date as JPMorgan Cazenove and the Company may agree) a notice requiring JPMorgan Cazenove to make the Initial Purchase Offer it will, by means of an announcement on the Regulatory Information Service, make an offer to purchase the B Shares in respect of which elections have been made for Alternative 2 (Initial Purchase Offer), in the manner and on the terms set out in this document and the Election Form. The obligation of JPMorgan Cazenove to make the Initial Purchase Offer is conditional, *inter alia*, upon the satisfaction or waiver by JPMorgan Cazenove of a number of conditions including: the passing of resolution 1 to be proposed at the EGM

without amendment; the execution by the Company of the Put Option Agreement referred to below and compliance by the Company and the escrow agent with the terms of the Escrow Agreement referred to below; Listing having occurred and the B Shares having been admitted to CREST; there being nothing that would make the purchase by the Company pursuant to the Put Option Agreement of the B Shares elected to the Initial Purchase Offer unlawful; and JPMorgan Cazenove not having exercised its right to terminate its obligations on the occurrence of certain events. No fee is payable by the Company to JPMorgan Cazenove pursuant to the Purchase Offer Deed.

If resolution 1 is passed at the EGM, the Company intends to execute the Put Option Agreement which will grant to JPMorgan Cazenove the right to require the Company to purchase the B Shares acquired by JPMorgan Cazenove under the Initial Purchase Offer, or any Final Purchase Offer (acknowledging that JPMorgan Cazenove is under no obligation to make any such Final Purchase Offer). The amount payable by the Company to JPMorgan Cazenove upon exercise by JPMorgan Cazenove of its rights under the Put Option Agreement in respect of the B Shares acquired pursuant to the Initial Purchase Offer, will be 365 pence per B Share (plus an amount equal to the total stamp duty and stamp duty reserve tax, if any, paid by JPMorgan Cazenove in respect of the Initial Purchase Offer). In respect of any Final Purchase Offer as referred to above, JPMorgan Cazenove may require the Company to pay an amount equal to the amount paid by JPMorgan Cazenove for each B Share so purchased, which is expected to be 365 pence per B Share (plus an amount equal to the total stamp duty and stamp duty reserve tax, if any, paid by JPMorgan Cazenove in respect of such similar offer). No fee is payable by the Company to JPMorgan Cazenove pursuant to the Put Option Agreement.

By the Escrow Agreement, the Company has agreed to transfer into an escrow account, an amount of 365 pence for each B Share in respect of which an election for the Initial Purchase Offer has been validly made. The funds held in this account can be used to pay JPMorgan Cazenove if, as expected, JPMorgan Cazenove exercises its right to require the Company to purchase from it the B Shares acquired by JPMorgan Cazenove under the Initial Purchase Offer. Any balance of the account will be returned to the Company following such payment.

11 Consents

JPMorgan Cazenove and Credit Suisse have each given and not withdrawn their respective written consents to the inclusion in this document of the references to their names in the form and context in which they appear.

12 Documents available for inspection

Copies of the following documents may be inspected at the registered office of Smiths and at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO during usual business hours on any weekday (public holidays excepted) until the conclusion of the EGM:

(i) the Memorandum and Articles of Association of Smiths;

(ii) the draft of the proposed new Articles of Association;

(iii) the consent letters referred to in paragraph 11 of this Part 9;

(iv) the proposed contract between the Company and JPMorgan Cazenove referred to in paragraph (e) of resolution 1 of the notice of EGM (being the Put Option Agreement); and

(v) this document.

Part 10

Definitions

"Articles of Association"	the articles of association of the Company
"B Share Alternatives"	the alternatives of the Single B Share Dividend, the Initial Purchase Offer or the Retention of B Shares
"B Share Continuing Dividend"	the non-cumulative preferential dividend payable in relation to each B Share at a rate of 75 per cent. of 12 month LIBOR on the amount of 365 pence per B Share
"B Shares"	non-cumulative preference shares of one pence each in the capital of the Company
"B Share Record Date"	4.30 p.m. on 21 June 2007
"Business Day"	a day (other than a Saturday, Sunday or public holiday) on which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are open for general business in London
"Capital Reorganisation"	the reorganisation of the Company's share capital comprising the issue of B Shares and the Share Capital Consolidation
"Companies Act"	the Companies Act 1985, as amended, to the extent still in force at the date of this document and/or the Companies Act 2006 to the extent in force at the date of this document, as the context requires
"Credit Suisse"	Credit Suisse Securities (Europe) Limited
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001) in respect of which CRESTCo Limited is the Operator (as defined in such regulations)
"CRESTCo"	CRESTCo Limited, the Operator of CREST
"CREST Proxy Instruction"	a properly authenticated CREST message appointing and instructing a proxy to attend and vote in the place of the Shareholder at the Extraordinary General Meeting and containing the information required to be contained therein by the CREST Manual
"Daily Official List"	the official list maintained by the UK Listing Authority for the purposes of Part VI of FSMA
"Deferred Shares"	the unlisted deferred shares, the rights and restrictions of which are set out in Part 6 of this document
"Directors" or **"Board"**	the directors of Smiths
"Disclosure and Transparency Rules"	the disclosure and transparency rules made by the Financial Services Authority in exercise of its function as competent authority pursuant to Part VI of FSMA
"Election Form"	the form enclosed with this document by which a Shareholder may elect for the B Share Alternatives
"Election Period"	the period from 16 May 2007 until 4.30 p.m on 21 June 2007, during which time Shareholders may make elections pursuant to the B Share Alternatives

"Escrow Agreement"	the agreement dated 15 May 2007 between the Company, JPMorgan Cazenove, the escrow agent and the Company's registrar relating to the Initial Purchase Offer
"Existing Ordinary Shares"	issued ordinary shares of 25 pence each in the capital of the Company existing prior to the Capital Reorganisation
"Extraordinary General Meeting" or **"EGM"**	the extraordinary general meeting of the Company to be held at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA at 10.00 a.m. on 11 June 2007
"Final Purchase Offer"	an offer expected to be made by JPMorgan Cazenove, acting as principal, to purchase B Shares on or around 17 April 2008 (or such other date as the Directors may determine)
"Form of Proxy"	the form of proxy enclosed with this document, for use by Shareholders in connection with the EGM
"FSMA"	the Financial Services and Markets Act 2000 and all regulations promulgated thereunder from time to time
"Initial Purchase Offer"	the initial offer by JPMorgan Cazenove, acting as principal, to purchase B Shares on 25 June 2007 (or such other date as the Directors may determine)
"ISIN"	International Security Identification Number
"JPMorgan Cazenove"	JPMorgan Cazenove Limited and its affiliates, as the context may require
"JPMorgan Cazenove Group"	JPMorgan Cazenove and JP Morgan Chase & Co. and its subsidiaries and subsidiary undertakings
" LIBOR"	the rate for 12 month deposits in pounds sterling which appears on the display designated as page ISDA on Reuters (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits as determined by the Company), at or about 11.00 a.m. (London time) on the first Business Day of each B Share Calculation Period
"Listing"	the admission of B Shares and New Ordinary Shares to the Daily Official List becoming effective in accordance with the Listing Rules and the admission to trading of such shares on the London Stock Exchange's main market for listed securities becoming effective in accordance with the rules of the London Stock Exchange
"Listing Rules"	the listing rules made by the Financial Services Authority in exercise of its functions as competent authority pursuant to Part VI of FSMA
"London Stock Exchange"	London Stock Exchange plc
"New Ordinary Shares"	following the Capital Reorganisation, the new ordinary shares of 37.5 pence each in the capital of the Company
"Ordinary Shares" or **"Smiths Shares"**	Existing Ordinary Shares or New Ordinary Shares, as the context may require
"Proposals"	the proposed Return of Cash and related matters set out herein

"Purchase Offer"	the Initial Purchase Offer or a Final Purchase Offer, as the context may require
"Purchase Offer Deed"	the deed dated 15 May 2007 between the Company and JPMorgan Cazenove in respect of the Initial Purchase Offer
"Put Option Agreement"	the agreement expected to be entered into between the Company and JPMorgan Cazenove on or before 24 June 2007 requiring the Company to purchase the B Shares acquired by JPMorgan Cazenove under the Initial Purchase Offer (and any Final Purchase Offer, if made)
"Record Date"	5.00 p.m. on 15 June 2007 (or such other time or date as the Directors may determine)
"Restricted Territories"	the United States, Canada, Australia and New Zealand
"Retention of B Shares"	the retention of B Shares after 25 June 2007
"Return of Cash"	the transaction comprising the Capital Reorganisation and the B Share Alternatives
"Share Capital Consolidation"	the consolidation and subdivision of the Existing Ordinary Shares in the manner set out in paragraphs (c) and (d) of resolution 1 in the notice convening the EGM set out at the end of this document
"Shareholders"	holders of Existing Ordinary Shares, New Ordinary Shares and/or B Shares, as the context may require
"Single B Share Dividend"	the non-cumulative, preferential dividend of 365 pence per B Share
"Smiths" or **"Company"**	Smiths Group plc
"Smiths Aerospace"	Smiths Aerospace Group Limited, a company incorporated in England and Wales with registered number 05138145, and whose registered office is at 765 Finchley Road, London NW11 8DS, including its subsidiary undertakings at 4 May 2007, Smiths' Canadian aerospace business and the benefit of certain contracts relating to Smiths' aerospace business
"Smiths Group"	Smiths and its subsidiary undertakings as at the date of this document
"Smiths Group Share Schemes"	the Smiths Group Sharesave Scheme, the Smiths Industries 1995 Executive Share Option Scheme, the Smiths Industries Senior Executive Deferred Share Scheme, Smiths Group Performance Share Plan, the Smiths Group Co-Investment Plan, the TI Group (1994) Savings Related Share Options Scheme, the TI Group (1990) Executive Share Option Scheme and the TI Group 1999 Executive Share Option Scheme
"TTE instruction"	a transfer to escrow instruction (as defined in the CREST Manual)
"United Kingdom" or **"UK"**	the United Kingdom of Great Britain and Northern Ireland
"US" or **"United States"**	the United States of America

Notice of Extraordinary General Meeting

SMITHS GROUP PLC

(the "**Company**")

(Registered in England and Wales with company number 137013)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA at 10.00 a.m. on 11 June 2007, to consider and, if thought fit, pass the following resolutions, of which resolutions 1 and 2 will be proposed as special resolutions and resolution 3 will be proposed as an ordinary resolution:

Resolution 1:

THAT, conditional on the admission to the Daily Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's main market for listed securities becoming effective ('**Listing**') by 8.00 a.m. on 18 June 2007 (or such later time and/or date as the Directors of the Company may determine) of non-cumulative preference shares of one pence each (the '**B Shares**') and ordinary shares of one pence each (the '**New Ordinary Shares**'), each of such class of shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company as proposed to be amended pursuant to paragraph (f) below:

(a) the authorised share capital of the Company be and is hereby increased from £200 million to £206 million by the creation of 600 million B Shares of one pence each;

(b) the Directors be and are hereby authorised to capitalise a sum not exceeding £6 million standing to the credit of the Company's share premium account and to appropriate such sum to the members of the Company by applying such sum in paying up in full the number of B Shares stated in paragraph (a) above and are hereby authorised pursuant to Section 80 of the Companies Act 1985 (as amended) (the '**Companies Act**') to allot and issue such B Shares credited as fully paid up, up to an aggregate nominal amount of £6 million, to the holders of the ordinary shares of 25 pence each in the Company (the '**Existing Ordinary Shares**') on the basis of one B Share for each Existing Ordinary Share held and recorded on the register of members of the Company at 5.00 p.m. on 15 June 2007 (or such other time and/or date as the Directors may determine), provided that the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2008 or the date that is 15 months from the date of the passing of this resolution, whichever is the earlier;

(c) each Existing Ordinary Share as shown in the register of members of the Company at 5.00 p.m. on 15 June 2007 (or such other time and/or date as the Directors may determine) be and is hereby subdivided into two shares of 12.5 pence each and forthwith upon such subdivision every three shares of 12.5 pence each resulting from such subdivision be and are hereby consolidated into one New Ordinary Share, PROVIDED THAT no member shall be entitled to a fraction of a share and all fractional entitlements arising out of such subdivision or consolidation shall be aggregated into New Ordinary Shares and the whole number of New Ordinary Shares so arising sold and the net proceeds of sale in excess of £1 distributed in due proportion (rounded down to the nearest penny) among those members who would otherwise be entitled to such fractional entitlements and any proceeds of sales not exceeding £1 be retained by the Company and donated to a charity of the Company's choice;

(d) following the capitalisation issue referred to in paragraph (b) above and the subdivision and consolidation referred to in paragraph (c) above, each authorised but unissued Existing Ordinary Share (up to such number as will result in the maximum whole number of New Ordinary Shares, with any balance remaining unconsolidated) be and is hereby subdivided into two shares of 12.5 pence

each and forthwith upon such subdivision every three shares of 12.5 pence each resulting from such subdivision be and are hereby consolidated into one New Ordinary Share provided that the balance of the unconsolidated Existing Ordinary Shares shall immediately thereafter be cancelled in accordance with section 121(2)(e) of the Companies Act and the amount of the Company's authorised but unissued share capital shall be diminished accordingly;

(e) the terms of the proposed contract between: (1) JPMorgan Cazenove Limited ('**JPMorgan Cazenove**') and (2) the Company under which JPMorgan Cazenove will be entitled to require the Company to purchase B Shares from it (a draft of which is produced to the meeting and signed for the purposes of identification by the Chairman) be and are hereby approved and authorised for the purposes of Section 165 of the Companies Act and otherwise but so that such approval and authority shall expire 18 months from the date of the passing of this resolution; and

(f) the draft of the proposed new Articles of Association set out in the document produced to the meeting (and signed for the purpose of identification by the Chairman) be adopted in substitution for, and to the exclusion of, all existing Articles of Association.

Resolution 2:

THAT, subject to the passing of resolution 1 and such resolution becoming unconditional in accordance with its terms, and in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 37.5 pence each in the capital of the Company ('ordinary shares') on such terms and in such manner as the directors of the Company may determine provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 38,426,886;

(b) the minimum price which may be paid for an ordinary share is 37.5 pence per ordinary share;

(c) the maximum price which may be paid for an ordinary share shall not be more than the higher of five per cent. above the average middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 11 September 2008; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Resolution 3

THAT:

(a) pursuant to paragraph 10(2) of Schedule 5 of the Companies Act 2006, and without prejudice to the existing provisions of the Articles of Association of the Company, the Company may send or supply documents or information to members by making them available on a website; and

(b) the Company may use electronic means (within the meaning of the Disclosure and Transparency Rules published by the Financial Services Authority) to send or supply documents or information to members.

By Order of the Board

David Lillycrop
Director and Secretary

Registered office:
765 Finchley Road
London NW11 8DS

16 May 2007

Notes

1. A member entitled to attend and vote at the extraordinary general meeting ("EGM") may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote on his or her behalf. In order to be valid, an appointment of proxy must be returned by one of the following methods:

   (i) in hard copy form using the reply-paid envelope provided or otherwise by post (in which case postage will be payable), by courier or by hand to the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA;

   (ii) in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below; or

   (iii) by appointing and registering his proxy vote electronically by visiting the website www.sharevote.co.uk (the on-screen instructions will give details on how to complete the appointment and voting process),

   and in each case must be received by the Company not less than 48 hours before the time of the meeting.

2. (a) CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   (b) In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

   (c) The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

   (d) CREST members and, when applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal systems timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST System by any particular time. In this connection, CREST members, and where applicable, their CREST sponsors or

voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, in order to be able to attend and vote at the EGM or any adjourned meeting, (and also for the purposes of calculating how many votes a person may cast), a person must have his/her name entered on the register of members of the Company by 6.00 p.m. (London time) on 9 June 2007 (or 6.00 p.m. on the date two days before any adjourned meeting). Changes to entries on the register of members after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4. Shareholders who return the Form of Proxy or register the appointment of a proxy electronically will still be able to attend the EGM and vote in person if they so wish.

smiths

bringing technology to life

Smiths Group plc
765 Finchley Road, London NW11 8DS
T: +44 (0)20 8458 3232
F: +44 (0)20 8458 4380
www.smiths.com

Dear Shareholder,

16 May 2007

Shareholder Communication

The Companies Act 2006 recognises the growing importance of electronic communication ("e-communication") and enables companies to provide documentation and communications to shareholders via their websites, except to those shareholders who elect to receive hard (printed paper) copies by post. E-communication allows shareholders faster access to important information about the Company; saves the Company considerable overheads, by reducing its print production costs and postage; and helps the environment by saving the energy and raw materials that would otherwise be used in producing printed documents.

At the extraordinary general meeting to be held on 11 June 2007, shareholder approval of such e-communication will be requested, as described in paragraph 6 of the chairman's letter in the EGM circular enclosed with this letter.

Subject to and with effect from the passing of resolution 3 at the EGM, you will have the following three options in relation to how you receive formal shareholder information from the Company in the future (including notices of meetings and the Annual Report and Accounts).

Option 1: Website publication (Notification in writing)

You will no longer receive hard copy documents by post. Instead you will be able to view formal shareholder information as it is published online. The Company will **notify you in writing** whenever such information becomes available on its website.

If you select Option 1, you do not need to take any action.

Option 2: Website publication (Notification by email)

As under Option 1, you will no longer receive hard copy documents by post – you will be able to view formal shareholder information as it is published online. However, instead of receiving written notification, you will be **notified by email** of such information becoming available on the Company's website.

If you select Option 2 you should complete the enclosed shareholder communication election form by providing an email address for notification purposes. You will then be notified by email whenever shareholder information becomes available on the Company's website.

Option 3: Hard copy documents

If you wish to receive hard copy documents by post you should complete the Option 3 section of the enclosed shareholder communication election form.

It is the Company's intention to produce, for 2007 and future years, only a full Annual Report and Accounts and to discontinue publication of the Summary Financial Statement.

The shareholder communication election form, to be completed if you select Option 2 or Option 3, is attached to the Proxy Form enclosed in this pack and should be returned to the Company's Registrar by no later than 30 June 2007. If you do not return the form by this date you will be deemed to have selected Option 1.

If you wish to change your election or to receive documents in hard copy form you can do so at any time by contacting the Company's Registrar, Lloyds TSB, the Causeway, Worthing, West Sussex BN99 6DA or alternatively by logging on to shareview.co.uk.

Yours faithfully,

David P Lillycrop
Director & Secretary

smiths
bringing technology to life

Form of Proxy

REFERENCE NUMBER | CARD ID | ACCOUNT NUMBER

Please read the Notice of Extraordinary General Meeting ("EGM") and the letter from the Chairman contained in the enclosed Circular to members of Smiths Group plc (the "Company") dated 16 May 2007 before completing this form.

I/We, the undersigned, being a member of the Company, hereby appoint the Chairman of the Meeting*

as my/our proxy to attend and, on a poll, vote on my/our behalf at the EGM of the Company to be held on 11 June 2007 and at any adjournment thereof.

In relation to the resolutions set out in the Notice convening the EGM, I/we desire the proxy to be used on the resolutions proposed at the EGM as indicated below.

Please indicate your vote by marking the 'For' or 'Against' or 'Vote withheld' box in black ink like this: ☒

If you do not, your proxy will vote or withhold the vote at his/her discretion.

*If any other proxy is desired, delete 'the Chairman of the Meeting' and insert in the box above the name of the proxy preferred.

Resolutions	**For**	**Against**	**Vote withheld**
1. To approve the Return of Cash	☐	☐	☐
2. To authorise the Company to purchase its own shares	☐	☐	☐
3. To authorise the Company to send documents to its members by electronic means	☐	☐	☐

Signature ________________ Date ________________

Please detach here

Notes

The 'Vote withheld' box is provided to enable you to abstain from voting on any particular resolution. You should note, however, that a 'Vote withheld' is not a vote in law and will not be counted in determining the proportion of votes cast 'For' and 'Against' a resolution on a poll but will be counted in determining if a quorum is present.

A member entitled to attend and vote at the EGM may appoint a proxy or proxies to attend the EGM and any adjournment(s) thereof and, on a poll, vote on his behalf. A proxy need not be a member. Paper proxy forms must be received at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DX not later that 48 hours before the EGM to be effective. In the case of a corporation, the appointment of a proxy must be executed either under its common seal or by a duly authorised officer or agent. In the case of joint holders, the vote of the senior joint holder on the Register of Members will be accepted to the exclusion of junior joint holders. For this purpose, the order in which the names of the joint holders are recorded in the Register of Members will determine seniority.

Only those shareholders registered in the Register of Members of the Company at 6.00 pm on 9 June 2007 shall be entitled to attend or vote at the EGM in respect of the number of shares registered in their respective names at that time. Changes to entries on the Register after 6.00 pm on 9 June 2007 shall be disregarded in determining the rights of any person to attend or vote at the EGM.

Information on voting electronically via the internet or through CREST is contained in the notes to the Notice of Meeting.

Completion of a proxy card (or submission of an electronic proxy appointment) does not prevent a shareholder from attending the EGM and voting in person. In such circumstances, any appointment of a proxy would be automatically revoked.

RESPONSE LICENCE No.
SEA 9440

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6DX

How to get there

Smiths Group plc

Extraordinary General Meeting
at the offices of
JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA
11 June 2007 at 10.00 a.m.

Light refreshments only will be served.

Security

Please bring this card as well as some form of personal identification to the Meeting.

On entry, bag checks may be carried out. We encourage arrival in time to allow for security checks.


Moorgate tube
London Wall
JPMorgan
CAZENOVE
20 Moorgate
Great Swan Alley
Copthall Avenue
Telegraph St
Copthall Avenue
Moorgate
Tokenhouse Yard
Lothbury
Bank tube

RESPONSE LICENCE No.
SEA 9440

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6DX

Admission card

smiths
bringing technology to life

Extraordinary General Meeting – 11 June 2007 at 10.00 a.m.

If you come to the Meeting, please bring this card with you. It is evidence of your right to attend and vote at the Meeting and will help you gain admission as quickly as possible. Please also see overleaf.

Please retain this card until the close of the Meeting or any adjournment of the Meeting.

Shareholder Communication Election Form

smiths
bringing technology to life

Please refer to the letter, enclosed with this mailing, from the Company Secretary of Smiths Group plc dated 16 May 2007 regarding Shareholder Communication.

The options described in the letter are as follows:

Option 1: Website publication (Notification in writing)

To view shareholder documents online and to receive **notification in writing** whenever documents become available on the website.

If you select this option you do not need to take any action.

Option 2: Website publication (Notification by email)

To view shareholder documents online and to receive **notification by email** whenever documents become available on the website. ☐

If you select this option please tick this box, complete your email address below (if you have not previously selected to be notified in this way) and return the form to the Company's Registrar. Ticking this box and providing your email address will result in you joining the Shareview Service in accordance with its terms and conditions, which can be found online at www.shareview.info/terms.

My email address is: (please complete in block capitals using black ink).

Alternatively, you can register your email address by logging into www.shareview.co.uk and completing your details.

Option 3: Hard copy documents

To receive hard copies of all shareholder documents by post, please tick this box and return this form to the Company's Registrar. ☐

If you select Option 2 or Option 3, this form should be returned to the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA by 30 June 2007. **If you do not return the form or register online by this date you will be deemed to have selected Option 1.**

Shareholder Reference

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser, authorised under the Financial Services and Markets Act 2000.

This Election Form should be read in conjunction with the enclosed circular to shareholders of Smiths Group plc dated 10 May 2007 (the 'Circular'). Unless the context otherwise requires, the definitions used in Part 10 of the Circular also apply in this Election Form. The provisions of paragraphs 4 and 5 of Part 1 and all of Part 4 of the Circular are deemed to be incorporated into, and be part of, this Election Form.

Shareholders wishing only to receive the Single B Share Dividend (and Shareholders in the US, Canada, Australia and New Zealand who will automatically receive the Single B Share Dividend) should NOT complete or return this Election Form. Upon execution of this Election Form, you represent and warrant that you do not have your registered address in the US, Canada, Australia or New Zealand, you are not a resident, citizen or national of one of those jurisdictions or, in respect of the B Shares to which this Election Form relates, a trustee, custodian or nominee holding B Shares on behalf of any such person.

Name(s) and address of registered Shareholder(s)

BOX 1A: Shareholder(s)

Form ID [ ]

BOX 1B:

Number of Existing Ordinary Shares as at 14 May 2007
Account Number
Daytime telephone number, for use in the event of a query (optional)

SMITHS GROUP PLC

(registered in England and Wales with company number 137013)

ELECTION FORM

Election in respect of your B Shares

Alternative 1 (Single B Share Dividend)

Shareholders wishing only to receive the Single B Share Dividend (and Shareholders in the US, Canada, Australia and New Zealand) should NOT complete or return this Election Form.

The Single B Share Dividend will be paid automatically on all B Shares in respect of which the Shareholder has not elected for the other alternatives (and to all Shareholders in the US, Canada, Australia and New Zealand).

In respect of my/our B Shares I/we hereby elect as set out below:

BOX 2: Alternative 2 (Initial Purchase Offer)

Enter the word 'ALL' in this box if you would like to have all of your B Shares purchased under the Initial Purchase Offer.

Alternatively, if you wish to split your entitlement, enter the number of B Shares you wish to elect for the Initial Purchase Offer (see notes 6-9 overleaf).

[ ]

BOX 3: Alternative 3 (Retention of B Shares)

Enter the word 'ALL' in this box if you would like to retain all your B Shares.

Alternatively, if you wish to split your entitlement, enter the number of B Shares you wish to retain (see notes 6-9 overleaf).

[ ]

By execution of this Election Form, I/we irrevocably appoint each of JPMorgan Cazenove Limited and/or any director of JPMorgan Cazenove Limited for the time being as my/our agent and attorney with authority on my/our behalf and in my/our name to exercise all rights, powers and privileges attached to the B Shares or otherwise capable of being exercised by me/us only in order to give effect to my/our elections and for such purpose to do all acts and things and to execute all such deeds and other documents as such agent and attorney shall consider necessary in giving effect to my/our elections.

Signatures

Please sign below:

IMPORTANT. Each Shareholder who is an individual MUST SIGN IN THE PRESENCE OF AN INDEPENDENT WITNESS who must ALSO SIGN and print his name and address where indicated. In the case of a joint holding, ALL joint holders must sign.

BOX 4:

Execution by Individual(s)

Signed and delivered as a deed by:	Witnessed by (name and address):	Witness signature:
1. ____________ Sole or first-named registered holder	1. ____________	1. ____________
2. ____________ Joint registered holder(s) (if any)	2. ____________	2. ____________
3. ____________ Joint registered holder(s) (if any)	3. ____________	3. ____________
4. ____________ Joint registered holder(s) (if any)	4. ____________	4. ____________

Execution by a Company

Executed and delivered as a deed by the Company named below:

Name of Company ____________ acting by

____
Signature of Director/Authorised signatory*

____
Signature of Secretary/Director/Authorised signatory*

*Delete as appropriate

*This Form may also be executed and delivered as a deed under the common seal of the company/companies named above in accordance with applicable statutory requirements.

Please write the date here: [2007]

Completing the Election Form

The following instructions set out what you need to do to elect for one or more of the B Share Alternatives. Details of the B Share Alternatives are explained in the Circular and you should base any choice on the information contained there. Before completing this Election Form, please read carefully the Circular, paying particular attention to Part 3.

1 The Election Form shows the name of the holder, or names of joint holders, of B Shares for which an election can be made. When the Election Form is completed the Shareholder, or all joint Shareholders, need to sign the Election Form where indicated and, in the case of Shareholders who are individuals, these signatures need to be witnessed (the witness must be over 18 years of age and cannot be the Shareholder or one of the joint Shareholders, although one person could separately witness the signature of each of the joint shareholders).

2 Box 1B shows the number of Existing Ordinary Shares held as at the date printed in that box. If you do not buy, sell or transfer any Existing Ordinary Shares between that date and 5.00 p.m. on 15 June 2007 or buy, sell or transfer any B Shares between 18 June 2007 and 21 June 2007, then this number will also be the number of B Shares that you will hold at the B Share Record Date and for which you may make an election. If you do buy, sell or transfer any Existing Ordinary Shares or B Shares you should take care to ensure that your election is in respect of the number of B Shares that will be registered in your name(s) on the B Share Record Date.

TO CHOOSE ONE ALTERNATIVE FOR ALL YOUR B SHARES:

3 To choose Alternative 1 (Single B Share Dividend) for all of your B Shares you need take no further action. You should NOT complete and return the Election Form. Shareholders who do not return the Election Form (and Shareholders in the US, Canada, Australia and New Zealand) will automatically receive the Single B Share Dividend on all their B Shares.

4 To choose Alternative 2 (Initial Purchase Offer) for all of your B Shares you should write 'ALL' in Box 2.

5 To choose Alternative 3 (Retention of B Shares) for all of your B Shares you should write 'ALL' in Box 3.

TO SPLIT YOUR B SHARES BETWEEN MORE THAN ONE ALTERNATIVE:

6 **To split your B Shares between Alternatives 2 and 3:**
Enter, in numbers, the number of B Shares you wish to be subject to the Initial Purchase Offer in Box 2 and write the word BALANCE in Box 3.

7 **To split your B Shares between Alternatives 1 and 2:**
Enter, in numbers, the number of B Shares you wish to be subject to the Initial Purchase Offer in Box 2 and leave Box 3 blank. The balance of your holding will receive Alternative 1 (Single B Share Dividend).

8 **To split your B Shares between Alternatives 1 and 3:**
Enter, in numbers, the number of B Shares you wish to be subject to a Final Purchase Offer in Box 3 and leave Box 2 blank. The balance of your holding will receive Alternative 1 (Single B Share Dividend).

9 **To split your B Shares between Alternatives 1, 2 and 3:**
Enter, in numbers, the number of B Shares you wish to be subject to the Initial Purchase Offer in Box 2 and the number of B Shares you wish to be subject to a Final Purchase Offer in Box 3. The balance of your holding will receive Alternative 1 (Single B Share Dividend).

The following instructions set out default positions where Election Forms are incorrectly completed:

10 If you enter a number in Box 2 that is greater than your shareholding on 21 June 2007, your election in respect of Alternative 2 (Initial Purchase Offer) will be reduced to your actual holding.

11 If you leave Box 2 blank and enter a number in Box 3 that is greater than your shareholding on 21 June 2007, your election in respect of Alternative 3 (Retention of B Shares) will be reduced to your actual holding.

12 If you have chosen to split your election between Alternatives 2 and 3 and the total of B Shares entered in Boxes 2 and 3 is greater than your shareholding on 21 June 2007, your election in respect of Alternative 2 (Initial Purchase Offer) will be fulfilled first, and, if this does not exceed your actual holding, your election in respect of Alternative 3 (Retention of B Shares) will be reduced to the balance of your actual holding.

13 If you choose Alternative 2 (Initial Purchase Offer) for your entire holding by writing 'ALL' in Box 2, anything entered in Box 3 will be disregarded.

14 If you choose Alternative 3 (Retention of B Shares) for your entire holding by writing 'ALL' in Box 3, anything entered in Box 2 will be disregarded.

If you do NOT validly complete and return the Election Form, you will receive the Single B Share Dividend on all B Shares registered in your name on the B Share Record Date.

Lloyds TSB Registrars, as the Company's agents, will determine all questions as to the form and validity (including time of receipt) of any Election Form or instructions within CREST (or a withdrawal thereof), in their discretion, which determination shall be final and binding.

The Directors jointly with JPMorgan Cazenove Limited may, if they so determine in their absolute discretion, accept an Election Form which is received after the relevant time or which is not correctly completed.

FINAL INSTRUCTIONS ON COMPLETING YOUR ELECTION FORM

- **If you are returning the Election Form you must sign in Box 4. All Shareholders named on the Election Form must sign and, in the case of Shareholders who are individuals, each signature must be witnessed** (although one person could separately witness the signature of more than one Shareholder). The witness must be over 18 years of age and cannot be the Shareholder or one of the joint Shareholders named on the Election Form.
- Once completed, signed and witnessed, the Election Form should be returned in the reply paid envelope provided. No stamps will be needed if posted in the UK. To be valid, Election Forms must be returned by 3.00 p.m. on 21 June 2007. If you do not use the reply-paid envelope provided, the Election Form should be sent to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX (postage will be payable).
- **TO BE VALID, THIS ELECTION FORM MUST BE RECEIVED BY LLOYDS TSB REGISTRARS, PRINCESS HOUSE, 1 SUFFOLK LANE, LONDON EC4R 0AX AS SOON AS POSSIBLE AND IN ANY EVENT NO LATER THAN 3.00 p.m. ON 21 JUNE 2007.**
- **If you need assistance in completing the Election Form or have any queries relating to it you should telephone the Shareholder helpline on 0870 240 7974 (or, if calling from outside the UK, on +44 1903 276338) between 8.30 a.m. and 5.30 p.m. on any Business Day. Please note that the Shareholder helpline will not provide advice on the merits of the Return of Cash or give any financial or tax advice.**

END